Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200094

PROSPECTUS

Martin Marietta Materials, Inc.

Offer to Exchange up to $300,000,000 Floating Rate Senior Notes due 2017 for a Like Principal Amount of Floating Rate Senior Notes due 2017 which are registered under the Securities Act of 1933 (the “Floating Rate Notes Exchange Offer”); and

Offer to Exchange up to $400,000,000 4.250% Senior Notes due 2024 for a Like Principal Amount of 4.250% Senior Notes due 2024 which are registered under the Securities Act of 1933 (the “Fixed Rate Notes Exchange Offer” and, together with the Floating Rate Notes Exchange Offer, the “exchange offers” and each an “exchange offer”).

We are offering to exchange (i) $300,000,000 aggregate principal amount of our outstanding, unregistered Floating Rate Senior Notes due 2017 (the “Original Floating Rate Notes”) for an equivalent amount of registered Floating Rate Senior Notes due 2017 (the “Exchange Floating Rate Notes”) and (ii) $400,000,000 aggregate principal amount of our outstanding, unregistered 4.250% Senior Notes due 2024 (the “Original Fixed Rate Notes” and, together with the Original Floating Rate Notes, the “Original Notes” and each an “Original Note”) for an equivalent amount of registered 4.250% Senior Notes due 2024 (the “Exchange Fixed Rate Notes” and, together with the Exchange Floating Rate Notes, the “Exchange Notes” and each an “Exchange Note”). The Original Notes and the Exchange Notes are sometimes referred to in this prospectus together as the “Notes.” The terms of the Exchange Notes are identical in all material respects to the terms of the corresponding series of the Original Notes, except that the Exchange Notes are registered under the Securities Act of 1933, as amended (the “Securities Act”), and the transfer restrictions, registration rights and payment of additional interest in case of non-registration applicable to the Original Notes do not apply to the Exchange Notes. For a more detailed description of the Exchange Notes, see “Description of Notes.” The Original Notes may only be tendered in minimum denominations of $2,000 in principal or in integral multiples of $1,000 in excess thereof. The exchange offers will expire at 5:00 p.m., New York City time, on December 19, 2014, subject to our right to extend the expiration date for any exchange offer. Upon expiration of the exchange offers, all outstanding Original Notes that are validly tendered and not withdrawn will be exchanged for a like principal amount of the applicable series of the Exchange Notes. You may withdraw tendered Original Notes at any time prior to the expiration date.

The Exchange Notes will not be listed on any securities exchange or any automated dealer quotation system and there is currently no market for the Exchange Notes.

Each broker-dealer that receives Exchange Notes for its own account pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 90 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the Notes involves risks. See “Risk Factors” beginning on page 10 for a discussion of certain risks that you should consider in connection with the exchange offers and an investment in the Notes.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 19, 2014.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. The information contained or incorporated by reference in this prospectus speaks only as of the date of the document containing such information. Our business, financial condition, liquidity, results of operations and prospects may have changed subsequent to any such date.

Except as otherwise described herein or as the context otherwise requires, each reference to “Martin Marietta,” “we,” “us,” “our” and “ours” in this prospectus means Martin Marietta Materials, Inc. and its consolidated subsidiaries.

We are not making the exchange offers to, nor will we accept surrenders for exchange from, holders of outstanding Original Notes in any jurisdiction in which the applicable exchange offer would not be in compliance with the securities or blue sky laws of such jurisdiction or where it is otherwise unlawful.

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Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, who file electronically with the SEC. The address of that website is www.sec.gov.

Our website is www.martinmarietta.com. The information contained on our website (except for the filings described below) is expressly not incorporated by reference into this prospectus.

The SEC allows us to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (other than information furnished in a Current Report pursuant to Item 2.02 or Item 7.01, and any information relating thereto furnished pursuant to Item 9.01, in each case on Form 8-K). They contain important information about us, our financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

•	Proxy Statement on Schedule 14A filed April 17, 2014.

•

Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2014, June 30, 2014 and September 30, 2014 and the Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2014 filed on July 23, 2014.

•

Current Reports on Form 8-K, filed on January 28, 2014, January 29, 2014, January 30, 2014, February 4, 2014, March 21, 2014, April 17, 2014, April 24, 2014 (two filings), April 25, 2014, May 28, 2014, June 11, 2014, June 20, 2014 (two filings), June 23, 2014, June 24, 2014, June 25, 2014, June 27, 2014, July 2, 2014 (two filings), August 6, 2014, August 18, 2014, August 19, 2014, October 3, 2014, October 21, 2014, October 27, 2014 and the Current Report on Form 8-K/A filed on September 16, 2014.

•	Registration Statement on Form S-4/A filed with the SEC on May 21, 2014 (only the section entitled “Risk Factors—Risk Factors Relating to Martin Marietta Following the Merger”).

In addition, we incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished in a Current Report pursuant to Item 2.02 or Item 7.01, and any information relating thereto furnished pursuant to Item 9.01, in each case on Form 8-K) between the date of this prospectus and the termination of the exchange offers. Such documents are considered to be a part of this prospectus, effective as of the date such documents are filed.

In the event of conflicting information in these documents, the information in the latest filed document supersedes the earlier.

You can obtain any of the documents listed above from the SEC through the SEC’s website at the address listed above, or from us by requesting them in writing or by telephone at the following address or telephone number:

Martin Marietta Materials, Inc.

2710 Wycliff Road

Raleigh, NC 27607

Attention: Corporate Secretary

Telephone: (919) 783-4540

These documents are available from us without charge, excluding any exhibits thereto that are not specifically incorporated by reference in such documents.

This prospectus and information incorporated by reference herein contain summaries of certain agreements that we have filed as exhibits to various SEC filings. The descriptions of these agreements contained in this prospectus and information incorporated by reference herein do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

Disclosure Regarding Forward-looking Statements

Investors are cautioned that all statements in this prospectus that relate to the future involve risks and uncertainties, and are based on assumptions that we believe in good faith are reasonable but which may be materially different from actual results. Forward-looking statements give the investor management’s expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only to historical or current facts. We may use words such as “anticipate,” “expect,” “should be,” “believe,” “will”, and other words of similar meaning in connection with future events or future operating or financial performance. Any or all of our forward-looking statements may turn out to be wrong. Factors that we currently believe could cause actual results to differ materially from the forward-looking statements in this prospectus include, but are not limited to: Congress’ actions and timing surrounding federal highway funding and uncertainty over the funding mechanism for the Highway Trust Fund; the performance of the United States economy and the resolution and impact of the debt ceiling and sequestration issues; widespread decline in aggregates pricing; the cyclical nature of both cement and ready mixed concrete, which are subject to significant changes in supply, demand and price; the termination, capping and/or reduction of the federal and/or state gasoline tax(es) or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, most particularly in Texas, North Carolina, Iowa, Colorado and Georgia; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets we serve; a reduction in defense spending, and the subsequent impact on construction activity on or near military bases; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in energy-related drilling activity, particularly in Texas; a slowdown in residential construction recovery; a reduction in construction activity and related shipments due to a decline in funding under the domestic farm bill; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by us; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts, and with respect to the Specialty Products business, natural gas; continued increases in the cost of other repair and supply parts; unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/or significant disruption to our cement production facilities; increasing governmental regulation, including environmental laws; transportation availability, notably the availability of railcars and locomotive power to move trains to supply our Texas, Florida and Gulf Coast markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability of trucks and licensed drivers for transport of our materials, particularly in areas with significant energy-related activity, such as Texas and Colorado; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by our dolomitic lime products; proper functioning of our information technology and automated operating systems to manage or support our operations; inflation and its effect on both production and interest costs; ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with our credit facility’s leverage ratio debt covenant; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase our tax rate; violation of our debt covenant if price and/or volumes return to previous levels of instability; downward pressure on our common stock price and its impact on goodwill impairment evaluations; reduction of our credit rating to non-investment grade resulting from strategic acquisitions or otherwise; and other risk factors listed from time to time in our filings with the SEC. Other factors besides those listed here may also adversely affect us, and may be material to us. We assume no obligation to update any such forward-looking statements.

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Industry and Other Information

Unless we indicate otherwise, we base the information concerning the construction industry contained or incorporated by reference in this prospectus on our general knowledge of and expectations concerning such industry. Market positions and market shares described herein are based on Martin Marietta estimates using data from various industry sources and assumptions that we believe to be reasonable based on our knowledge of the construction industry. We have not independently verified data from industry sources and cannot guarantee its accuracy or completeness. In addition, we believe that data regarding the construction industry and market positions and market shares within such industry provide general guidance but are inherently imprecise. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in our Annual Report on Form 10-K, which has been filed with the SEC and incorporated by reference herein, and those set forth in the section of this prospectus entitled “Risk Factors.”

Summary

This summary highlights certain information contained elsewhere or incorporated by reference in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the following summary together with the more detailed information appearing elsewhere in or incorporated by reference in this prospectus, including the annual and interim financial statements incorporated by reference in this prospectus. You should also carefully consider the matters discussed under “Risk Factors.”

Overview

We are a leading supplier of aggregates and heavy building materials for the construction industry, including infrastructure, nonresidential, residential, railroad ballast, agricultural and chemical grade stone used in environmental applications. Our aggregates business includes crushed stone, sand and gravel, and our aggregates-related downstream product lines, (i.e., asphalt products, ready mixed concrete and road paving construction services). Our cement business, acquired on July 1, 2014 with the acquisition of Texas Industries, Inc. (“TXI”), produces portland and specialty cements with production and distribution facilities in Texas and California. We also have a specialty products segment that manufactures and markets magnesia-based chemical products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry. Our 2013 annual consolidated net sales and operating earnings were predominately derived from our aggregates business, with 69% of our consolidated 2013 net sales derived from aggregates, 19% from vertically-integrated operations, and 12% from the magnesia specialties business. Within our aggregates business, the aggregates products line accounted for 78% of 2013 net sales, while the vertically-integrated operations accounted for 22% of 2013 net sales.

We were formed in 1993 as a North Carolina corporation to serve as successor to the operations of the materials group of the organization that is now Lockheed Martin Corporation. Our principal executive offices are located at 2710 Wycliff Road, Raleigh, North Carolina 27607-3033, and our telephone number is (919) 781-4550. Our website is located at http://www.martinmarietta.com. We do not incorporate the information on our website into this prospectus and you should not consider it a part of this prospectus.

We currently conduct our aggregates business through three reportable segments: the Mid-America Group, the Southeast Group and the West Group. Our Cement Group operates as a separate segment.

Reportable Segments	Mid-America Group	Southeast Group	West Group	Cement Group

Operating Locations	Indiana, Iowa, northern Kansas, Kentucky, Maryland, Minnesota, Missouri, eastern Nebraska, North Carolina, Ohio, South Carolina, Virginia, Washington and West Virginia	Alabama, Florida, Georgia, Mississippi, Tennessee, Nova Scotia and the Bahamas	Arkansas, Colorado, southern Kansas, Louisiana, western Nebraska, Nevada, Oklahoma, Texas, Utah and Wyoming	California and Texas

Primary Product Lines	Aggregates (crushed stone, sand and gravel)	Aggregates (crushed stone, sand and gravel)	Aggregates (crushed stone, sand and gravel), asphalt, ready mixed concrete and road paving	Portland and specialty cements

Primary Types of Locations	Quarries and Distribution Facilities	Quarries and Distribution Facilities	Quarries, Plants and Distribution Facilities	Plants and Distribution Terminals

Primary Modes of Transportation for Product Line	Truck and Rail	Truck, Rail and Water	Truck and Rail	Truck and Rail

We also have a specialty products segment, which includes our magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.

Aggregates Business

The aggregates business mines, processes and sells granite, limestone, sand, gravel and other aggregate products, including asphalt, ready mixed concrete and road paving construction services for use in all sectors of the public infrastructure, environmental industries, nonresidential and residential construction industries, as well as agriculture, railroad ballast, chemical, utility and other uses. The aggregates business also includes the operation of other construction materials businesses. These businesses, located in the West Group, were acquired through our continued selective vertical integration, and include asphalt, ready mixed concrete and road paving operations in Arkansas, Colorado, Louisiana, Oklahoma, Texas and Wyoming.

We are a leading supplier of aggregates for the construction industry in the United States. In 2013, our aggregates business shipped and delivered aggregates, asphalt products and ready mixed concrete from a network of nearly 300 quarries, underground mines, distribution facilities and plants to customers in 30 states, Canada, the Bahamas, and the Caribbean Islands, generating net sales and earnings from operations of $1.7 billion and $177.6 million, respectively.

Cement Business

Through our cement business, which we acquired with the acquisition of TXI on July 1, 2014, we produce portland cement as our principal product. We also produce specialty cements, such as masonry and oil well cements. Our cement production facilities are located in Midlothian, Texas, south of Dallas/Fort Worth; Hunter, Texas, between Austin and San Antonio; and Oro Grande, California, near Los Angeles. The limestone reserves used as the primary raw material are located on property we own adjacent to each of the plants. We also operate a cement terminal and packaging facility at our Crestmore plant near Riverside, California, and we operate its portland cement grinding facility on an as needed basis. The cement facilities have annual capacity of approximately 6.6 million tons.

Specialty Products Business

We manufacture and market, through our specialty products business, magnesia-based chemical products for industrial, agricultural and environmental applications, and dolomitic lime for use primarily in the steel industry. These chemical products have varying uses, including flame retardants, wastewater treatment, pulp and paper production and other environmental applications. In 2013, 64% of specialty products’ net sales were attributable to chemical products, 35% to lime and 1% to stone sold as construction materials. Specialty products’ net sales increased to record levels in 2013 reflecting the Woodville, Ohio dolomitic lime kiln expansion, marketing initiatives in the chemicals business and solid pricing gains in key product lines.

Acquisition of TXI

On July 1, 2014, we completed our acquisition of TXI, creating a leading supplier of aggregates and heavy building materials. TXI, as a stand alone entity, was a leading supplier of heavy construction materials in the southwestern United States and a major supplier of natural aggregates and ready-mix concrete in Texas, northern Louisiana and, to a lesser extent, in Oklahoma and Arkansas. As our wholly owned subsidiary, TXI enhances our position as an aggregates-led, low cost operator in the large and fast-growing geographies in the United States and provides high quality assets in cement and ready mixed concrete.

Summary of the Terms of the Exchange Offers

Background	On July 2, 2014, we completed a private placement of the Original Floating Rate Notes and the Original Fixed Rate Notes. In connection with the private placement of the Original Notes, we entered into a registration rights agreement in which we agreed, among other things, to complete the exchange offers. See “The Exchange Offers—Purpose of the Exchange Offers; Registration Rights.”

The Exchange Offers	We are offering to exchange:

•	the unregistered Original Floating Rate Notes for an equivalent amount of the Exchange Floating Rate Notes, which are registered under the Securities Act; and

•	the unregistered Original Fixed Rate Notes for an equivalent amount of the Exchange Fixed Rate Notes, which are registered under the Securities Act.

The Original Notes may only be tendered in minimum denominations of $2,000 in principal or in integral multiples of $1,000 in excess thereof. In order to exchange an Original Note, you must follow the required procedures, and we must accept the Original Note for exchange. We will exchange all Original Notes validly tendered and not validly withdrawn prior to the expiration date. See “The Exchange Offers.”

Resale of Exchange Notes	Based on interpretations of the SEC staff, as described in previous no-action letters issued to third parties, we believe that the Exchange Notes you receive pursuant to the exchange offers in exchange for the Original Notes may be offered for resale, resold and otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the Exchange Notes in the exchange offers in the ordinary course of business;

•

you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes you will receive in the exchange offers; and

•	you are not an “affiliate” (as defined in Rule 405) of Martin Marietta.

By tendering your Original Notes as described in “The Exchange Offers—Procedures for Tendering,” you will be making representations to this effect. If you fail to satisfy any of these conditions, you cannot rely on the position of the SEC set forth in the no-action letters referred to above and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the Exchange Notes.

We base our belief on interpretations by the SEC staff in no-action letters issued to other issuers in exchange offers like ours. We cannot guarantee that the SEC would make a similar decision about our exchange offers. If our belief is wrong, you could incur liability under the Securities Act. We will not protect you against any loss incurred as a result of this liability under the Securities Act.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. We have agreed that, for a period of up to 90 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Consequences if You Do Not Exchange Your Original Notes	Original Notes that are not tendered in the exchange offers or are not accepted for exchange will continue to be subject to transfer restrictions. You will not be able to offer or sell such Original Notes unless you are able to rely on an exemption from the requirements of the Securities Act, or the Original Notes are registered under the Securities Act.

After the exchange offers are completed, we will no longer have an obligation to register the Original Notes, except under limited circumstances. To the extent that Original Notes are tendered and accepted in the exchange offers, the market for any remaining Original Notes will be adversely affected. See “Risk Factors—Risks Relating to the Exchange Offers—If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.”

Expiration Date	Each exchange offer expires at 5:00 p.m., New York City time, on December 19, 2014 subject to our right to extend the expiration date for either or both of the exchange offers. See “The Exchange Offers—Expiration Date; Extensions; Amendments.”

Issuance of Exchange Notes	We will issue Exchange Notes in exchange for Original Notes tendered and accepted in the exchange offers promptly following the expiration date (unless terminated as described in this prospectus). See “The Exchange Offers—Terms of the Exchange Offers.”

Conditions to the Exchange Offers	The exchange offers are subject to certain customary conditions, which we may amend or waive. The exchange offers are not conditioned upon any minimum principal amount of outstanding Original Notes being tendered. See “The Exchange Offers—Conditions to the Exchange Offers.”

Special Procedures for Beneficial Holders	If you beneficially own Original Notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offers, you should contact the registered holder promptly and instruct such person to tender on your behalf. If you wish to tender in the exchange offers on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Original Notes, either arrange to have the Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable amount of time. See “The Exchange Offers—Procedures for Tendering.”

Withdrawal Rights	You may withdraw your tender of Original Notes at any time before the expiration date for the applicable exchange offer. See “The Exchange Offers—Withdrawal of Tenders.”

Accounting Treatment	We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offers. The expenses of the exchange offers that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles (“GAAP”). See “The Exchange Offers—Accounting Treatment.”

Federal Income Tax Consequences	The exchange of Original Notes for Exchange Notes pursuant to the exchange offers generally will not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of Exchange Notes in connection with the exchange offers. See “Use of Proceeds.”

Exchange Agent	Regions Bank is serving as exchange agent in connection with the exchange offers. The address and telephone number of Regions Bank are set forth under “The Exchange Offers—Exchange Agent.” Regions Bank is also the trustee under the indenture governing the Original Notes and the Exchange Notes.

Summary of the Terms of the Notes

The summary below describes the principal terms of the Notes. Certain of the terms described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms of the Notes. Other than the restrictions on transfer, registration rights and special interest provisions, the Exchange Notes will have the same terms and covenants as the Original Notes.

Issuer	Martin Marietta Materials, Inc., a North Carolina corporation.

Notes Offered	$300,000,000 aggregate principal amount of Floating Rate Senior Notes due 2017.

$400,000,000 aggregate principal amount of 4.250% Senior Notes due 2024.

Maturity Dates	Exchange Floating Rate Notes: June 30, 2017.

Exchange Fixed Rate Notes: July 2, 2024.

Interest	The Exchange Floating Rate Notes will accrue interest at a per annum rate equal to three-month LIBOR for U.S. dollars plus 1.10% (or 110 basis points), reset quarterly as more fully described herein, and will be payable in arrears on March 30, June 30, September 30 and December 30 of each year, beginning on March 30, 2015.

The Exchange Fixed Rate Notes will accrue interest at a per annum rate of 4.250%, payable in arrears on January 2 and July 2 of each year, beginning on July 2, 2015.

In the case of each series of Exchange Notes, interest will accrue from the most recent date to which interest on the corresponding series of Original Notes has been paid, which, in the case of the Original Floating Rate Notes, will be December 30, 2014 and, in the case of the Original Fixed Rate Notes, will be January 2, 2015.

Ranking	The Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The Notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The Notes are not guaranteed by any of our subsidiaries and are structurally subordinated to all of the existing and future indebtedness and other liabilities (including trade accounts payable) and preferred equity of our subsidiaries.

As of September 30, 2014, we had consolidated outstanding indebtedness of $1,618 million, of which $30 million represented secured indebtedness of a subsidiary, and no preferred equity.

Optional Redemption	We have the option to redeem some or all of the Fixed Rate Notes prior to their stated maturity date at any time and from time to time, as described under the heading “Description of Notes—Optional redemption.” The Floating Rate Notes are not subject to optional redemption by us prior to their stated maturity date.

Change of Control	If a Change of Control Repurchase Event occurs, unless in the case of the Fixed Rate Notes, we have exercised our right to redeem the Fixed Rate Notes in full, we will be required to repurchase all of the outstanding Notes at a repurchase price equal to 101% of their principal amount, plus unpaid interest, if any, accrued thereon to, but excluding, the date of repurchase. See “Description of Notes—Change of Control Repurchase Event.”

Certain Covenants	The indenture governing the Notes contains covenants that restrict our ability, with certain exceptions, to incur debt secured by liens, engage in sale and leaseback transactions and consolidate or merge with, or transfer all or substantially all of our assets to, another entity.

No Public Trading Market	Each series of Exchange Notes is a new issue of securities for which there is no public trading market. We do not intend to list either series of the Exchange Notes on any securities exchange or to arrange for either series of Exchange Notes to be quoted on any automated interdealer quotation system. Accordingly, we cannot assure you that any trading market for the Exchange Notes of either series will develop upon completion of the exchange offers or, if such a market does develop, that such market will be maintained or as to the liquidity of any market.

Trustee, Registrar and Transfer Agent	Regions Bank.

Governing Law	The Notes and the indenture that governs the Notes are governed by the laws of the State of New York.

Risk Factors	Investing in the Notes involves substantial risks. You should carefully consider all the information in this prospectus prior to making a decision to participate in an exchange offer or invest in the Notes. In particular, we urge you to carefully consider the risk factors set forth under “Risk Factors” in this prospectus in addition to the risks described in our filings with the SEC.

Risk Factors

Investing in the Notes involves substantial risks. You should carefully consider all the information in this prospectus, including the information incorporated by reference, prior to making a decision to participate in an exchange offer or invest in the Notes. In particular, we urge you to carefully consider the risk factors set forth in this “Risk Factors” section in addition to the risks described in our filings with the SEC, including (i) our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and (ii) our Registration Statement on Form S-4/A filed with the SEC on May 21, 2014 (under the caption “Risk Factors—Risk Factors Relating to Martin Marietta Following the Merger”), each of which has been incorporated by reference into this prospectus. You should also refer to the other information included or incorporated by reference in this prospectus, including our historical consolidated financial statements and the related notes.

Risks related to the Exchange Offers

If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.

Original Notes that you do not tender or we do not accept will, following the exchange offers, continue to be restricted securities, and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We will issue Exchange Notes in exchange for the Original Notes pursuant to the exchange offers only following the satisfaction of the procedures and conditions set forth in “The Exchange Offers—Procedures for Tendering.” These procedures and conditions include timely receipt by the exchange agent of such Original Notes (or a confirmation of book-entry transfer) and of a properly completed and duly executed letter of transmittal (or an agent’s message from The Depository Trust Company (“DTC”)).

Because we anticipate that most holders of Original Notes will elect to exchange their Original Notes, we expect that the liquidity of the market for any Original Notes remaining after the completion of the exchange offers will be substantially limited. Any Original Notes tendered and exchanged in the exchange offers will reduce the aggregate principal amount of the Original Notes outstanding. Following the exchange offers, if you do not tender your Original Notes, you generally will not have any further registration rights, and your Original Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Original Notes could be adversely affected.

If you are a broker-dealer, your ability to transfer the Exchange Notes may be restricted.

A broker-dealer that acquired the Original Notes for its own account as a result of market-making activities or other trading activities must comply with the prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their Exchange Notes.

If an active trading market does not develop for the Exchange Notes, you may be unable to sell the Exchange Notes at a price you deem sufficient or at all.

Each series of Exchange Notes is a new issue of securities for which there is currently no public trading market. We do not intend to list either series of the Exchange Notes on any securities exchange or to arrange for either series of Exchange Notes to be quoted on any automated interdealer quotation system. Accordingly, we cannot assure you that any trading market for the Exchange Notes will develop upon completion of the exchange offers or, if such a market does develop, that such market will be maintained or as to the liquidity of any market. If an active market does not develop or is not maintained, the market price and the liquidity of the Exchange Notes may be adversely affected. In addition, the liquidity of the trading market for the Exchange Notes, if it develops, and the market price quoted for the Exchange Notes, may be adversely affected by changes in prevailing interest rates and market conditions generally, as well as changes in our performance and negative changes in the ratings assigned to us or our debt securities.

Risks related to the Notes

The Notes are subject to prior claims of our secured creditors and the creditors of our subsidiaries, and we may not have sufficient funds to fulfill our obligations under the Notes.

The Notes are our unsecured general obligations, ranking equally with our other senior unsecured indebtedness and liabilities, and are not guaranteed by any of our subsidiaries. As a result, the Notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally subordinated to all of the existing and future indebtedness and other liabilities (including trade accounts payable) and preferred equity of our subsidiaries.

The indenture governing the Notes permits us and our subsidiaries to incur additional secured debt under specified circumstances. Our trade receivable facility is secured by trade receivables, and we may incur additional secured debt in the future. In the event of our bankruptcy, liquidation, reorganization or other winding up, assets that secure our debt will be available to pay obligations on the Notes only after all debt secured by those assets has been repaid in full. Holders of the Notes will participate in our remaining assets ratably with all of our unsecured and unsubordinated creditors, including the lenders under our revolving credit facility and term loan facility and our trade creditors. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all of these creditors, all or a portion of the Notes then outstanding would remain unpaid.

The Notes are not guaranteed by any of our subsidiaries and are structurally subordinated to indebtedness and other liabilities and preferred equity of our subsidiaries. The indenture governing the Notes does not restrict the ability of our subsidiaries to incur indebtedness or other liabilities or issue preferred equity, and any indebtedness and other liabilities (including trade accounts payable) and preferred equity of our subsidiaries will be structurally senior to the Notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and their trade and other creditors and holders of their preferred equity will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets of those subsidiaries will be made available for distribution to us.

In the future, certain of our subsidiaries may be required or otherwise designated to guarantee certain indebtedness but not be required to guarantee the Notes pursuant to the indenture governing the Notes. In such circumstance, the Notes would be structurally subordinated with respect to the debt and other liabilities of such subsidiaries that do not guarantee the Notes but guarantee such indebtedness.

Our indebtedness may impair our financial condition and liquidity and prevent us from fulfilling our obligations under the Notes and our other debt instruments.

As of September 30, 2014, we had consolidated outstanding indebtedness of $1,618 million, of which $30 million represented secured indebtedness of a subsidiary, and no preferred equity. Our indebtedness could have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the Notes;

•

limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other general corporate purposes;

•

requiring us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our strategy and other general corporate purposes;

•	subjecting us to cross-defaults and cross-acceleration of the maturities of our debt and, in the case of secured debt, foreclosure of collateral upon default;

•

making us more vulnerable to adverse changes in general economic, industry and government regulations and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions; and

•

placing us at a competitive disadvantage compared with those of our competitors that have less debt. Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. Our ability to generate cash flow from operations is dependent on our ability to execute our business strategy and is also subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us on attractive terms, or at all, in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other business needs.

The indenture does not limit the amount of indebtedness that we and our subsidiaries may incur.

The indenture under which the Original Notes were issued, and under which the Exchange Notes will be issued, does not limit the amount of indebtedness that we and our subsidiaries may incur. The indenture does not contain any financial covenants or other provisions that would afford the holders of the Notes any substantial protection in the event we participate in a highly leveraged or similar transaction. In addition, the indenture does not contain any restrictive covenants prohibiting or otherwise limiting our ability to repurchase common stock, pay dividends or make any payments on junior or other indebtedness. As a result, we may be unable to fulfill our obligations under the Notes.

The agreements governing our indebtedness contain various covenants that limit our discretion in the operation of our business and also require us to satisfy a financial leverage test and comply with other covenants. The failure to satisfy such test and to comply with such covenants could have a material adverse effect on us.

The agreements governing our indebtedness contain various covenants, subject to exceptions, including covenants that restrict our ability to:

•	create liens on our assets;

•	use assets as security in other transactions;

•	merge with or into other companies; and

•	enter into sale and leaseback transactions.

In addition, our existing revolving credit facility requires that we satisfy a leverage ratio test, which is tested as of the last day of each fiscal quarter. During periods in which we experience declines in shipments of aggregates products, or otherwise experience the adverse impact of cyclical market trends or other factors, we may not be able to comply with such financial covenant.

Any failure to comply with the restrictions of our existing revolving credit facility or any agreement governing our other indebtedness may result in an event of default under those agreements. Such default may allow the creditors to accelerate the related indebtedness, which acceleration may trigger cross-acceleration or cross-default provisions in other indebtedness. For example, the acceleration of certain indebtedness in excess of $50.0 million would constitute an event of default under our revolving credit facility. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding indebtedness, either upon maturity or, if accelerated, upon an event of default.

If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our existing revolving credit facility, or if a default otherwise occurs, the lenders under our existing revolving credit facility could elect to terminate their commitments thereunder and cease making further loans, and lenders under our existing revolving credit facility could declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable. Any such actions could force us into bankruptcy or liquidation, and we cannot provide any assurance that we could repay our obligations under the Notes in such an event.

Changes in our credit ratings may adversely affect the value of the Notes.

Agency ratings are not a recommendation to buy, sell or hold any security and may be revised or withdrawn at any time by the issuing organization. We cannot provide assurance as to the credit ratings that are currently assigned to the Notes or that any such credit ratings will remain in effect for any given period of time or that any such ratings will not be lowered (or placed on review for a downgrade), suspended or withdrawn entirely by the rating agencies, if, in any rating agency’s judgment, circumstances warrant such an action. Further, any such ratings will be limited in scope and will not address all material risks relating to an investment in the Notes, but rather will reflect only the view of such rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. Any actual or anticipated adverse changes in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could adversely affect the market price of the Notes, increase our corporate borrowing costs and limit our access to the capital markets.

Our financial performance and other factors could adversely impact our ability to make payments on the Notes.

Our ability to make scheduled payments with respect to our indebtedness, including the Notes, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and premium, if any, and interest on, our indebtedness.

If our cash flows are insufficient to fund our debt service obligations, we could face substantial liquidity problems and may be forced to reduce or delay capital expenditures, sell important assets, seek additional capital or seek to restructure or refinance our indebtedness, including the Notes. These alternative measures may not be successful on attractive terms, or at all, and may not permit us to meet our scheduled debt service obligations.

Certain of our borrowings, including the Floating Rate Notes, bear interest at floating rates that could rise significantly, increasing our cost and reducing cash flow.

A significant part of our indebtedness, including borrowings under our revolving credit facility, trade receivable facility and the Floating Rate Notes, bears interest at per annum rates equal to LIBOR, adjusted periodically, plus a spread. These interest rates could rise significantly in the future, thereby increasing our interest expenses associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments on the Notes.

We may not be able to repurchase the Notes upon a Change of Control Repurchase Event.

If a Change of Control Repurchase Event occurs, unless in the case of the Fixed Rate Notes, we have exercised our right to redeem such Notes in full, we will be required to make an offer to repurchase all of the outstanding Notes in cash at a price equal to 101% of the principal amount thereof plus unpaid interest, if any, accrued thereon. However, we may not be able to repurchase the Notes upon a Change of Control Repurchase Event because we may not have sufficient funds to do so. In addition, agreements governing indebtedness incurred in the future may restrict us from purchasing the Notes in the event of a Change of Control Repurchase Event. Any failure to repurchase properly tendered Notes would constitute an event of default under the indenture governing the Notes, which could, in turn, cause an acceleration of our other indebtedness. See “Description of Notes—Change of Control Repurchase Event.”

The definition of a change of control requiring us to repurchase the Notes is limited, and the market price of the Notes may decline if we enter into a transaction that is not a change of control under the indenture governing the Notes.

The term “change of control” (as used in the indenture governing the Notes) is limited in terms of its scope and does not include every event that might cause the market price of the Notes to decline. In addition, we are required to repurchase the Notes upon a change of control only if such Notes receive a reduction in rating below investment grade. Further, the definition of “change of control” includes a phrase relating to the transfer of all or substantially all of our assets and those of our subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder with respect to either series of Notes to require us to repurchase the Notes of the applicable series as a result of a transfer of less than all of our assets and the assets of our subsidiaries, taken as a whole, to another person or group may be uncertain. Our obligation to repurchase the Notes is limited and may not preserve the market price of the Notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of Notes—Change of Control Repurchase Event.”

There is no public market for the Exchange Notes, and we cannot assure you that a market for the Exchange Notes will develop.

We do not intend to list either series of Exchange Notes on any securities exchange or to arrange for the Exchange Notes to be quoted on any automated interdealer quotation system. Each series of Exchange Notes is a new issue of securities for which there is no existing trading market, and no assurance can be given as to:

•	whether an active trading market for such Exchange Notes will develop or be maintained;

•	the liquidity of any such market that may develop;

•	the ability of holders of Exchange Notes to sell their Exchange Notes; or

•	the prices at which the holders of Exchange Notes would be able to sell their Exchange Notes.

If a trading market were to exist for the Exchange Notes of a series, such Exchange Notes could trade at prices that may be higher or lower than their principal amounts or purchase prices, depending on many factors, including:

•	the time remaining to the maturity of such Exchange Notes;

•	the outstanding principal amount of such Exchange Notes;

•	the terms related to redemption or repurchase of such Exchange Notes;

•	the market for debt securities of comparable companies;

•	the level, direction and volatility of market interest rates generally;

•	the interest of securities dealers in making a market;

•	the market price of our common stock;

•	general economic conditions; and

•	our financial condition, liquidity and results of operations and future prospects.

Use of Proceeds

The exchange offers are intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the Original Notes. We will not receive any proceeds from the issuance of Exchange Notes in connection with the exchange offers. In consideration for issuing the Exchange Notes, we will receive the Original Notes from you in like principal amount. The Original Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any change in our indebtedness other than to the extent that we incur any indebtedness in connection with the payment of expenses to be incurred in connection with the exchange offers, including the fees and expenses of the exchange agent and accounting and legal fees.

Ratio of Earnings to Fixed Charges

The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown.

	Year Ended December 31,					Nine Months Ended September 30,
(Unaudited)	2009	2010	2011	2012	2013	2014
Ratio of earnings to fixed charges	2.23	2.40	2.31	2.45	3.41	3.31

We computed the ratio of earnings to fixed charges by dividing “Earnings and Fixed Charges” by the amount of “Total Fixed Charges.” For the purposes of calculating this ratio, we have calculated “Earnings and Fixed Charges” by adding (i) earnings before income taxes; (ii) net loss from less than 50%-owned associated companies; (iii) interest expense; and (iv) a portion of rents representative of an interest factor. For the purposes of calculating this ratio, we have calculated “Total Fixed Charges” by adding (i) interest expense; (ii) capitalized interest; and (iii) a portion of rents representative of an interest factor.

Selected Historical Consolidated Financial Information

The following table sets forth our selected historical consolidated financial information for the periods presented. Our historical annual consolidated financial information is derived from our audited consolidated financial statements as of and for each of the years in the five-year period ended December 31, 2013. Our historical consolidated financial information as of and for the nine months ended September 30, 2014 and 2013 has been derived from our unaudited interim consolidated financial statements and, in the opinion of our management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim periods. The following information should be read together with our consolidated financial statements and the notes related to those financial statements incorporated herein by reference. See “Where you can find more information.” Our historical consolidated financial information may not be indicative of future performance.

	For the nine months ended September 30,		For the year ended December 31,
(in thousands)	2014	2013	2013	2012	2011	2010	2009
Statement of Earnings Data:(1)
Consolidated Operating Results
Net sales	$1,899,557	$1,451,848	$1,943,218	$1,832,957	$1,519,754	$1,475,638	$1,419,604
Freight and delivery revenues	202,021	158,707	212,333	198,944	193,862	177,168	153,648

Total revenues	2,101,578	1,610,555	2,155,551	2,031,901	1,713,616	1,652,806	1,573,252

Cost of sales	1,542,527	1,188,923	1,579,261	1,505,823	1,217,752	1,153,987	1,088,091
Freight and delivery costs	202,021	158,707	212,333	198,944	193,862	177,168	153,648

Total cost of revenues	1,744,548	1,347,630	1,791,594	1,704,767	1,411,614	1,331,155	1,241,739

Gross Profit	357,030	262,925	363,957	327,134	302,002	321,651	331,513
Selling, general and administrative expenses	119,239	112,632	150,091	138,398	124,138	130,422	135,881
Acquisition-related expenses, net	41,178	671	671	35,140	18,575	1,220	2,199
Other operating expenses (income), net	313	(5,535)	(4,793)	(2,574)	(1,720)	(8,298)	10,586

Earnings from Operations	196,300	155,157	217,988	156,170	161,009	198,307	182,847
Interest expense	44,954	40,633	53,467	53,339	58,586	68,440	73,455
Other nonoperating expenses and (income), net	1,330	179	295	(1,299)	1,834	198	(1,165)

Earnings from continuing operations before taxes on income	150,016	114,345	164,226	104,130	100,589	129,669	110,557
Taxes on income	59,571	29,615	44,045	17,431	21,003	30,913	25,981

Earnings from Continuing Operations	90,445	84,730	120,181	86,699	79,586	98,756	84,576
Less: Net (loss) earnings attributable to noncontrolling interests	(1,341)	(1,028)	(1,905)	1,053	1,194	1,652	2,705

Net Earnings from Continuing Operations Attributable to Controlling Interests	$91,786	$85,758	$122,086	$85,646	$78,392	$97,104	$81,871

(1)	Amounts may not equal amounts reported in our prior Annual Reports on Form 10-K, as amounts have been recast to reflect discontinued operations.

	As of September 30,	As of December 31,
(in thousands)	2014	2013	2012	2011	2010	2009
Balance Sheet Data:
Total Assets	$7,338,858	$3,259,826	$3,160,926	$3,147,822	$3,074,743	$3,239,283

Current liabilities — other	$422,667	$198,146	$167,659	$166,530	$136,779	$147,434
Current maturities of long-term debt and short-term facilities	14,331	12,403	5,676	7,182	248,714	226,119
Long-term debt	1,603,944	1,018,518	1,042,183	1,052,902	782,045	1,023,492
Other noncurrent liabilities	922,303	455,840	495,109	472,344	438,946	435,827
Shareholders’ equity	4,373,220	1,537,877	1,410,545	1,409,321	1,425,440	1,365,240
Noncontrolling interests	2,393	37,042	39,754	39,543	42,819	41,171

Total Liabilities and Equity	$7,338,858	$3,259,826	$3,160,926	$3,147,822	$3,074,743	$3,239,283

Unaudited Pro Forma Condensed Combined Consolidated Statement of Earnings

The Unaudited Pro Forma Condensed Combined Consolidated Statement of Earnings (referred to as the “pro forma statement of earnings”) has been primarily derived from the historical consolidated financial statements of Martin Marietta Materials, Inc. (“Martin Marietta”) and Texas Industries, Inc. (“TXI”). The pro forma statement of earnings for the nine months ended September 30, 2014 gives effect to the merger (as defined below) as if it was consummated on January 1, 2014.

On July 1, 2014, Martin Marietta and TXI completed a merger (referred to as the “merger”) whereby a wholly owned subsidiary of Martin Marietta merged with and into TXI, following which TXI became a wholly owned subsidiary of Martin Marietta. In accordance with the related merger agreement, each outstanding share of TXI common stock was converted into 0.70 shares of Martin Marietta common stock. TXI restricted stock units vested and were converted into shares of Martin Marietta common stock after giving effect to the 0.70 exchange ratio. TXI stock options and stock appreciation rights were converted into vested stock options and stock appreciation rights with respect to Martin Marietta common stock, after giving effect to the 0.70 exchange ratio.

TXI’s fiscal year ends May 31. The pro forma statement of earnings includes TXI’s results for the six months ended May 31, 2014, which TXI results have been derived by subtracting the line items from TXI’s unaudited condensed consolidated interim statement of earnings for the six months ended November 30, 2013 from the corresponding line items from TXI’s audited consolidated statement of earnings for the fiscal year ended May 31, 2014. There were no significant transactions outside the ordinary course of business for TXI in the month ended June 30, 2014.

The historical consolidated financial information has been adjusted in the pro forma statement of earnings to give effect to pro forma events that are: (i) directly attributable to the merger, including Martin Marietta’s agreement with the U.S. Department of Justice to divest certain assets, which is described further herein; (ii) factually supportable; and (iii) expected to have a continuing impact on the combined results of Martin Marietta and TXI.

The pro forma statement of earnings includes (i) a $10.9 million one-time increase in cost of sales for acquired inventory; (ii) integration expenses; and (iii) a nonrecurring gain on the required divestiture. The pro forma statement of earnings does not represent the full impact of cost synergies and does not purport to represent the projected future operating results of the combined company. Transactions between Martin Marietta and TXI during the period prior to the merger have been eliminated as if Martin Marietta and TXI were consolidated affiliates during the entire period.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma statement of earnings.

The pro forma statement of earnings has been presented for illustrative purposes only and is not indicative of the results of operations that would have been achieved had the acquisition taken place on January 1, 2014, or the future consolidated results of operations of the combined company. The following information is only for the limited purpose of presenting what the results of operations of the combined businesses of Martin Marietta and TXI might have looked like had the merger taken place at an earlier date and should not be relied on for any other purpose.

The following pro forma statement of earnings should be read in conjunction with:

•	the accompanying notes to the pro forma statement of earnings;

•	the separate historical consolidated financial statements of Martin Marietta as of and for the year ended December 31, 2013, included in Martin Marietta’s Form 10-K filed with the SEC;

•

the separate historical unaudited condensed consolidated interim financial statements of Martin Marietta as of and for the quarter and nine months ended September 30, 2014, included in Martin Marietta’s Form 10-Q filed with the SEC;

•	the separate historical consolidated financial statements of TXI as of and for the year ended May 31, 2014, included in this prospectus;

•

the separate historical unaudited condensed consolidated interim financial statements of TXI as of and for the quarter and six months ended November 30, 2013, included in TXI’s Form 10-Q filed with the SEC; and

•

the Martin Marietta and TXI unaudited pro forma condensed combined consolidated statement of earnings for the year ended December 31, 2013, included in Martin Marietta’s Current Report on Form 8-K/A filed with the SEC on September 16, 2014.

MARTIN MARIETTA MATERIALS, INC. AND TEXAS INDUSTRIES INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Earnings

For the Nine Months Ended September 30, 2014

(in thousands, except per share amounts)

	Martin Marietta Materials, Inc. Nine Months Ended September 30, 2014	Texas Industries, Inc. Six Months Ended May 31, 2014	Pro Forma Adjustments	Note 3	Pro Forma Combined
Net sales	$1,899,557	$470,158	$(60,611)	(b); (c); (d)	$2,309,104
Freight and delivery revenues	202,021	—	36,258	(d)	238,279

Total revenues	2,101,578	470,158	(24,353)		2,547,383
Cost of sales	1,542,527	414,351	(46,930)	(b); (c); (d); (e); (f)	1,909,948
Freight and delivery costs	202,021	—	36,258	(d)	238,279

Total cost of revenues	1,744,548	414,351	(10,672)		2,148,227

Gross profit	357,030	55,807	(13,681)		399,156
Selling, general & administrative expenses	119,239	36,544	—		155,783
Acquisition-related expenses, net	41,178	7,690	(47,715)	(g)	1,153
Other operating expenses and (income), net	313	(6,650)	2,734	(e)	(3,603)

Earnings from Operations	196,300	18,223	31,300		245,823
Interest expense	44,954	34,739	(6,058)	(h); (i)	73,635
Other nonoperating expenses, net	1,330	—	—		1,330

Earnings (loss) from continuing operations before income taxes	150,016	(16,516)	37,358		170,858
Income tax expense (benefit)	59,571	(1,931)	14,740	(j)	72,380

Earnings (loss) from continuing operations	90,445	(14,585)	22,618		98,478
Less: Net loss attributable to noncontrolling interests	(1,341)	—	—		(1,341)

Net earnings (loss) from continuing operations attributable to controlling interests	$91,786	$(14,585)	$22,618		$99,819

Pro Forma Earnings Per Common Share Attributable to Controlling Interests and Common Shares Outstanding, Using Exchange Ratio of 0.70

Basic Earnings Per Share from Continuing Operations Attributable to Common Shareholders	$1.71				$1.49

Diluted Earnings Per Share from Continuing Operations Attributable to Common Shareholders	$1.70				$1.48

Weighted Average Common Shares Outstanding
Basic	53,342	28,681	(14,937)	(k)	67,086

Diluted	53,559	28,681	(14,745)	(k)	67,495

Notes to the Unaudited Pro Forma Condensed Combined

Consolidated Statement of Earnings

Note 1.    Description of Transaction

On July 1, 2014, Martin Marietta and TXI completed a merger whereby a wholly owned subsidiary of Martin Marietta merged with and into TXI, following which TXI became a wholly owned subsidiary of Martin Marietta. In accordance with the related merger agreement, each outstanding share of TXI common stock was exchanged for 0.70 shares of Martin Marietta common stock. Additionally, each TXI restricted stock unit automatically vested and was converted into a corresponding number of shares of Martin Marietta common stock after giving effect to the 0.70 exchange ratio. Each outstanding stock option and stock appreciation right with respect to TXI common stock automatically vested and was converted into a vested option or stock appreciation right with respect to a corresponding number of shares of Martin Marietta common stock after giving effect to the 0.70 exchange ratio.

Note 2.    Basis of Pro Forma Presentation

The pro forma statement of earnings gives effect to the merger as if it was consummated on January 1, 2014, and has been primarily derived from the historical consolidated financial statements of Martin Marietta and TXI. Assumptions and estimates underlying the pro forma adjustments are described in these notes, which should be read in conjunction with the pro forma statement of earnings.

TXI’s fiscal year ends May 31. The pro forma statement of earnings includes TXI’s results for the six months ended May 31, 2014, which TXI results have been derived by subtracting the line items from TXI’s unaudited condensed consolidated interim statement of earnings for the six months ended November 30, 2013 from the corresponding line items from TXI’s audited consolidated statement of earnings for the fiscal year ended May 31, 2014. There were no significant transactions outside the ordinary course of business for TXI in the month ended June 30, 2014.

Prior to closing the merger, Martin Marietta entered into an agreement with the U.S. Department of Justice under which Martin Marietta agreed to divest its North Troy aggregate quarry in Mill Creek, Oklahoma and its two rail yards located in Dallas and Frisco, Texas. The divestiture was completed in August 2014. For pro forma purposes, the divestiture is assumed to have occurred January 1, 2014. Therefore, the results of operations for this quarry and rail yards has been removed from the pro forma income statements as a pro forma adjustment. See Note 3 (c) hereto. However, the gain on the divestiture is included in the pro forma statement of earnings.

Note 3.    Adjustments to Pro Forma Statement of Earnings

The pro forma adjustments included in the pro forma statement of earnings are as follows:

(a) Martin Marietta’s and TXI’s historical presentation. Based on the amounts reported in the Martin Marietta consolidated statement of earnings for the nine months ended September 30, 2014, certain financial statement line items included in TXI’s historical presentation have been reclassified to conform to corresponding financial statement line items included in Martin Marietta’s historical presentation. These reclassifications had no material impact on the historical operating earnings or earnings from continuing operations reported by Martin Marietta or TXI. The accompanying pro forma statement of earnings excludes the results of discontinued operations.

Notes to the Unaudited Pro Forma Condensed Combined

Consolidated Statement of Earnings—(Continued)

(b) Net Sales and Cost of Sales. Reflects the elimination of $1,979,000 of transactions between Martin Marietta and TXI that occurred in the six months ended May 31, 2014. The transactions between the entities were for the purchases/sales of aggregates products.

(c) Net Sales and Cost of Sales. Reflects the elimination of $22,374,000 and $20,896,000 of net sales and cost of sales, respectively, for the results of operations for the North Troy quarry and the two sales yards in Dallas and Frisco, Texas. These locations were divested as required per the agreement with the U.S. Department of Justice’s review and approval of the merger.

(d) Net Sales, Freight and Delivery Revenues, Cost of Sales and Freight and Delivery Costs. Reflects the reclassification of $36,258,000 of pass-through transportation costs incurred and paid by TXI to third-party carriers to deliver products and subsequently billed to customers from net sales and cost of sales to freight and delivery revenues and freight and delivery costs for the six months ended May 31, 2014. The reclassification is to conform to Martin Marietta’s accounting policy for presenting these revenues and costs.

(e) Cost of Sales and Other Operating Expenses and (Income), Net. Reflects the elimination of TXI’s (1) $2,734,000 of gains on sales of property, plant, equipment and businesses for the six months ended May 31, 2014, and (2) $301,000 of gains on settlements of asset retirement obligations for the six months ended May 31, 2014 as a result of the adjustment to record these assets and liabilities at fair value as of the assumed January 1, 2014 closing date of the merger.

(f) Cost of Sales. Reflects $11,902,000 of additional depreciation, depletion, and amortization expense for the six months ended May 31, 2014 related to the write up of TXI’s property, plant and equipment to fair value and the recognition of other acquired intangible assets as of the assumed January 1, 2014 closing date of the merger.

(g) Acquisition-Related Expenses, Net, and Other Operating Expenses and (Income), Net. Reflects the elimination of $7,690,000 of TXI’s transaction costs related to the merger for the six months ended May 31, 2014 and the elimination of $40,025,000 of Martin Marietta’s transaction costs related to the merger for the nine months ended September 30, 2014. Integration expenses incurred by Martin Marietta have not been eliminated in the pro forma statement of earnings.

(h) Interest Expense. Reflects the $5,108,000 decrease in interest expense for the six months ended May 31, 2014 as a result of the write up of TXI’s long-term debt to fair value at the assumed January 1, 2014 date of the merger. The write-up is amortized and recorded as a reduction of interest expense over the remaining term of the debt.

(i) Interest Expense. Reflects the elimination of $950,000 of interest expense for the six months ended May 31, 2014 related to the amortization of TXI’s deferred debt issue costs which were not recognized as an acquired asset at the assumed January 1, 2014 closing date of the merger.

(j) Income Tax Expense (Benefit). Reflects the income tax effect of the pro forma adjustments using the statutory tax rates for the applicable legal entities.

Notes to the Unaudited Pro Forma Condensed Combined

Consolidated Statement of Earnings—(Continued)

(k) Net Earnings Per Share and Weighted Average Shares Outstanding. The pro forma basic and diluted earnings per share are based on the historical weighted average number of shares of Martin Marietta common stock outstanding for the quarter ended September 30, 2014, which reflects the shares issued for the merger being outstanding for an entire period. The following table presents the computation of pro forma basic and diluted weighted-average shares outstanding for the nine months ended September 30, 2014.

Weighted-Average Shares
(Amounts in thousands)
Martin Marietta’s weighted-average common shares outstanding—basic for the nine months ended September 30, 2014	53,342
Additional weighted-average shares to reflect the assumed merger date of January 1, 2014	13,744

Pro forma weighted-average common shares outstanding—basic	67,086

Martin Marietta’s weighted-average common shares outstanding—diluted for the nine months ended September 30, 2014	53,559
Additional weighted-average shares to reflect the assumed merger date of January 1, 2014	13,936

Pro forma weighted-average common shares outstanding—diluted	67,495

The Exchange Offers

Purpose of the Exchange Offers; Registration Rights

In connection with the sale of the Original Floating Rate Notes and Original Fixed Rate Notes, we entered into a registration rights agreement with the initial purchasers, pursuant to which we agreed to use our commercially reasonable efforts to prepare and file and have declared effective an exchange offer registration statement and to consummate the exchange offers for such Original Notes. The exchange offers are being made pursuant to the registration rights agreement to satisfy our obligations under such agreement.

We are making the exchange offers in reliance on the position of the SEC as described in previous no-action letters issued to third parties. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder of Exchange Notes who exchanges Original Notes for Exchange Notes in the exchange offers generally may offer the Exchange Notes for resale, sell the Exchange Notes and otherwise transfer the Exchange Notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. The preceding sentence does not apply, however, to a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the Exchange Notes only if the holder acknowledges that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that, starting on the expiration date and ending on the close of business 90 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of Exchange Notes.

We are not making the exchange offers to, nor will we accept surrenders for exchange from, holders of outstanding Original Notes in any jurisdiction in which the applicable exchange offer would not be in compliance with the securities or blue sky laws of such jurisdiction or where it is otherwise unlawful.

If:

(1)	because of any change in law or in currently prevailing interpretations of the staff of the SEC, we are not permitted to effect the exchange offers;

(2)	the exchange offers are not consummated on or prior to July 2, 2015; or

(3)	in certain circumstances, the initial purchasers or any holder of Original Notes of either series so requests,

we will (x) promptly deliver to the Trustee (to deliver to the applicable holder of Original Notes) written notice thereof (the “Shelf Notice”) and (y) use our commercially reasonable efforts to: (i) file with the SEC, within 90 days after delivery of the Shelf Notice, a shelf registration statement to cover resales of the Original Notes of the applicable series by the holders thereof who satisfy certain conditions; (ii) cause such shelf registration statement to become or be declared effective within 120 days after delivery of the Shelf Notice; and (iii) keep the shelf registration statement continuously effective until the earliest of (A) the date that is one year from the effective date of the initial shelf registration statement, (B) the date on which the Original Notes of the applicable series cease to be Registrable Securities (as such term is defined in the registration rights agreement) and (C) the date on which all Registrable Securities covered by the shelf registration statement are sold (the “Effectiveness Period”).

If:

(1)	we have not consummated the exchange offers on or prior to July 2, 2015; or

(2)	we are required to file a shelf registration statement pursuant to the registration rights agreement and such shelf registration statement has not become or been declared effective on or prior to the later of (x) July 2, 2015 or (y) the 120th day after delivery of the Shelf Notice; or

(3)	if applicable, a shelf registration statement has become or been declared effective and such shelf registration statement ceases to be effective at any time during the Effectiveness Period (each occurrence in clauses (1) through (3), a “registration default”), then, subject to certain exceptions, additional interest shall accrue on the principal amount of the affected series of Original Notes at a rate of 0.25% per annum for the first 90-day period immediately following the occurrence of the registration default with respect to such series, increasing by an additional 0.25% per annum with respect to each subsequent 90-day period up to a maximum of additional interest of 1.00% per annum, from and including the date on which such registration default occurred to, but excluding, the date on which all registration defaults with respect to such series have been cured.

This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the complete provisions of the registration rights agreement, which is incorporated by reference in this prospectus.

Terms of the Exchange Offers

We are offering to exchange the unregistered Original Floating Rate Notes for an equivalent amount of the Exchange Floating Rate Notes, which are registered under the Securities Act, and the unregistered Original Fixed Rate Notes for an equivalent amount of the Exchange Fixed Rate Notes, which are registered under the Securities Act. As of the date of this prospectus, $300,000,000 aggregate principal amount of Original Floating Rate Notes and $400,000,000 aggregate principal amount of Original Fixed Rate Notes are outstanding.

Upon the terms and subject to the conditions of the exchange offers set forth in this prospectus and the accompanying letter of transmittal, we will accept any and all Original Notes validly tendered prior to 5:00 p.m., New York time, on the expiration date. Promptly after the expiration date (unless extended as described in this prospectus), we will issue Exchange Notes for a like principal amount of outstanding Original Notes of the same series tendered and accepted in connection with the exchange offers. The Exchange Notes issued in connection with the exchange offers will be delivered promptly after the expiration date. Holders may tender some or all of their Original Notes in connection with the exchange offers, but only in minimum denominations of $2,000 in principal or integral multiples of $1,000 in excess thereof.

The terms of the Exchange Notes are substantially identical to the terms of the corresponding series of the Original Notes, except that the Exchange Notes are registered under the Securities Act, and the transfer restrictions, registration rights and payment of additional interest in case of non-registration applicable to the Original Notes do not apply to the Exchange Notes. The Exchange Notes of a given series will evidence the same debt as the Original Notes of such series and will be issued under the same indenture and be entitled to the same benefits under the indenture as the Original Notes being exchanged.

Except as described under “Description of Notes—Form,” Exchange Notes will be issued in the form of one or more global notes (the “Global Notes”) registered in the name of DTC or its nominee and each beneficial owner’s interest therein will be transferable in book-entry form through DTC. See “Description of Notes—Form.”

Holders of Original Notes do not have any appraisal or dissenters’ rights in connection with the exchange offers. We intend to conduct the exchange offers in accordance with the applicable requirements of Regulation 14E under the Exchange Act. Original Notes that are not tendered for exchange or are tendered but not accepted in connection with the exchange offers will remain outstanding and be entitled to the benefits of the indenture under which they were issued, but certain registration and other rights under the registration rights agreement will terminate and holders of the Original Notes will generally not be entitled to any registration rights under the registration rights agreement. See “—Consequences of Failure to Properly Tender Original Notes in the Exchange Offers.”

We shall be considered to have accepted validly tendered Original Notes if and when we have given oral notice (to be followed by prompt written notice) or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us.

If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the Original Notes, without expense, to the tendering holder promptly after the expiration date for the exchange offers.

Holders who tender Original Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of Original Notes in connection with the exchange offers. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offers. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date for the exchange offers is 5:00 p.m., New York City time, on December 19, 2014, unless we extend the expiration date for any exchange offer. We may extend the expiration date for any exchange offer in our sole discretion. If we so extend the expiration date for any exchange offer, the term “expiration date” for such exchange offer shall mean the latest date and time to which we extend such exchange offer.

We reserve the right in our sole discretion:

•	to, prior to the expiration date, delay accepting any Original Notes;

•	to extend any exchange offer;

•	to terminate any exchange offer if, in our reasonable judgment, any of the conditions described below under “—Conditions to the Exchange Offers” shall not have been satisfied or waived; or

•	to amend the terms of the exchange offers in any way we determine.

We will give written notice of any delay, extension or termination to the exchange agent. In addition, we will give, as promptly as practicable, written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of Original Notes. If we amend any exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to inform the holders of Original Notes of the applicable series of the amendment or waiver, and extend the offer if required by law.

We intend to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offers by making a timely release through an appropriate news agency.

If we delay accepting any Original Notes or terminate any exchange offer, we promptly will return any Original Notes deposited pursuant to such exchange offer as required by Rule 14e-1(c).

Interest on the Exchange Notes

The Exchange Floating Rate Notes will accrue interest at a per annum rate equal to three-month LIBOR for U.S. dollars plus 1.10% (or 110 basis points), reset quarterly as more fully described herein, and will be payable in arrears on March 30, June 30, September 30 and December 30 of each year, beginning on March 30, 2015.

The Exchange Fixed Rate Notes will accrue interest at a per annum rate of 4.250%, payable in arrears on January 2 and July 2 of each year, beginning on July 2, 2015.

In the case of each series of Exchange Notes, interest will accrue from the most recent date to which interest on the corresponding series of Original Notes has been paid, which in the case of the Original Floating Rate Notes will be December 30, 2014 and, in case of the Original Fixed Rate Notes, will be January 2, 2015.

Conditions to the Exchange Offers

Notwithstanding any other term of the exchange offers, we will not be required to accept for exchange, or to exchange any Exchange Notes for, any Original Notes and may terminate any or all of the exchange offers as provided in this prospectus before the acceptance of the Original Notes, if prior to the expiration date:

•	the exchange offers would violate any applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding is instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offers; or

•	we have not obtained any governmental approval which we deem necessary for the consummation of the exchange offers.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our sole discretion in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not constitute a waiver of such right, and such right shall be considered an ongoing right which we may assert at any time and from time to time.

If we determine that any of the events listed above has occurred, we may, subject to applicable law:

•	refuse to accept any Original Notes and promptly return all tendered Original Notes to the tendering holders and terminate any or all of the exchange offers;

•

extend any or all of the exchange offers and retain all Original Notes tendered before the expiration of the exchange offers, subject, however, to the rights of holders to withdraw those Original Notes (see “—Withdrawal of Tenders”); or

•

waive unsatisfied conditions relating to any or all of the exchange offers and accept all properly tendered Original Notes which have not been withdrawn. If this waiver constitutes a material change to any or all of the exchange offers, we will promptly disclose the waiver in a manner reasonably calculated to inform the holders of Original Notes of the waiver, and extend the offer if required by law.

Any determination by us concerning the above events will be final and binding.

Procedures for Tendering

The tender by a holder of Original Notes, as set forth below, and our acceptance of the Original Notes will constitute a binding agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

Unless the tender is being made in book-entry form, to tender in the exchange offers, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile thereof;

•	have the signatures guaranteed if required by the letter of transmittal; and

•

mail or otherwise deliver the signed letter of transmittal or the signed facsimile, the Original Notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s system may make book-entry delivery of the Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s DTC account in accordance with DTC’s electronic Automated Tender Offer Program procedures for such transfer. The confirmation of such book-entry transfer will include an agent’s message stating that DTC has received an express acknowledgment from the participant in DTC tendering the Original Notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the terms of the letter of transmittal against such participant. A tender of Original Notes through a book-entry transfer into the exchange agent’s account will only be effective if an agent’s message or the letter of transmittal with any required signature guarantees and any other required documents are transmitted to and received or confirmed by the exchange agent at the address set forth below under the caption “—Exchange Agent,’’ prior to 5:00 p.m., New York City time, on the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or Original Notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivery of such owner’s Original Notes, either make appropriate arrangements to register ownership of the Original Notes in the owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the Original Notes are being or were tendered:

•	by a registered holder who has not completed the box entitled “Special Payment Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each such entity, an “eligible institution”).

If the letter of transmittal is signed by a person other than the registered holder(s) of any Original Notes, such certificate(s) must be endorsed by such registered holder(s) or accompanied by separate written instruments of transfer or endorsed in blank by such registered holder(s) in form satisfactory to us and duly executed by the registered holder, in either case signed exactly as such registered holder’s or holders’ name(s) appear(s) on the Original Notes.

If the letter of transmittal or any certificates of Original Notes or separate written instruments of transfer or exchange are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or other persons acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Original Notes in our sole discretion, and our determination shall be final and binding on all parties. We reserve the absolute right to reject any and all Original Notes not properly tendered or any Original Notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular Original Notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offers (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within a time period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of Original Notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give such notification. Tenders of Original Notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, as set forth above under the caption “—Conditions to the Exchange Offers,” to terminate any or all of the exchange offers. By tendering, each holder represents and acknowledges to us, that:

•

it has full power and authority to tender, exchange, sell, assign and transfer the Original Notes it is tendering and that we will acquire good, marketable and unencumbered title to the Original Notes, free and clear of all security interests, liens, restrictions, charges and encumbrances or other obligations relating to their sale or transfer and not subject to any adverse claim when the Original Notes are accepted by us;

•

any Exchange Notes acquired in exchange for Original Notes tendered are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such recipient is such holder itself;

•

neither such holder nor, to the actual knowledge of such holder, any other person receiving Exchange Notes from such holder has an arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act;

•

neither the holder nor, to the actual knowledge of such holder, any other person receiving Exchange Notes from such holder is an “affiliate” (as defined in Rule 405) of Martin Marietta or, if it is an affiliate of Martin Marietta, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

if such holder is not a broker-dealer, neither such holder nor, to the actual knowledge of such holder, any other person receiving Exchange Notes from such holder is engaging in or intends to engage in a distribution of the Exchange Notes; and

•

if such holder is a broker-dealer, such holder has acquired the Original Notes for its own account as a result of market-making or other trading activities and that it will comply with the applicable provisions of the Securities Act (including, but not limited to, the prospectus delivery requirements thereunder). See “Plan of Distribution.”

Withdrawal of Tenders

Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of Original Notes in connection with the exchange offers, a written notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person who deposited the Original Notes to be withdrawn;

•	identify the Original Notes to be withdrawn (including the certificate number(s), if any, and principal amount of such Original Notes);

•

be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such Original Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such Original Notes into the name of the person withdrawing the tender; and

•	specify the name in which any such Original Notes are to be registered, if different from that of the depositor.

If Original Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Original Notes or otherwise comply with DTC’s procedures.

We will determine in our sole discretion all questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices, and our determination shall be final and binding on all parties. Any Original Notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offers, and no Exchange Notes will be issued unless the Original Notes withdrawn are validly re-tendered. Any Original Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offers. Properly withdrawn Original Notes may be re-tendered by following one of the procedures described above under “—Procedures for Tendering’’ at any time prior to the expiration date.

Exchange Agent

We have appointed Regions Bank as exchange agent in connection with the exchange offers. Questions and requests for assistance, as well as requests for additional copies of this prospectus or of the letter of transmittal, should be directed to the exchange agent at its offices at 10245 Centurion Parkway, Jacksonville, FL, 32256. The exchange agent’s telephone number is (904) 998-4982 and its facsimile number is (205) 261-7940.

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

We have not retained any dealer-manager in connection with the exchange offers and we will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offers. We will pay certain other expenses to be incurred in connection with the exchange offers, including the fees and expenses of the exchange agent and certain accountant and legal fees.

Holders who tender their Original Notes for exchange will not be obligated to pay any transfer taxes. If, however, Exchange Notes are to be delivered to, or issued in the name of, any person other than the registered holder of the Original Notes tendered, tendered Original Notes are registered in the name of any person other than the person signing the letter of transmittal, or a transfer tax is imposed for any reason other than the exchange of Original Notes in connection with the exchange offers, then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption therefrom with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offers. The expenses of the exchange offers that we pay will increase our deferred financing costs in accordance with GAAP.

Consequences of Failure to Properly Tender Original Notes in the Exchange Offers

Issuance of the Exchange Notes in exchange for the Original Notes under the exchange offers will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal (or an agent’s message from DTC) and the certificate(s) representing such Original Notes (or confirmation of book-entry transfer), and all other required documents. Therefore, holders of the Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of Original Notes for exchange or waive any such defects or irregularities. Original Notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offers, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, upon completion of the exchange offers, certain registration rights under the registration rights agreement will terminate.

In the event the exchange offers are completed, we generally will not be required to register the remaining Original Notes, subject to limited exceptions. Original Notes that remain outstanding will continue to be subject to the following restrictions on transfer:

•	the remaining Original Notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if such registration is not required by law; and

•	the remaining Original Notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining Original Notes under the Securities Act. To the extent that Original Notes are tendered and accepted in connection with the exchange offers, any trading market for remaining Original Notes could be adversely affected. See “Risk Factors—Risks related to the Exchange Offers—If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.”

Neither we nor our board of directors make any recommendation to holders of Original Notes as to whether to tender or refrain from tendering all or any portion of their Original Notes pursuant to the exchange offers. Moreover, no one has been authorized to make any such recommendation. Holders of Original Notes must make their own decision whether to tender pursuant to the exchange offers and, if so, the aggregate amount of Original Notes to tender, after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Description of Notes

We issued the Original Floating Rate Notes and the Original Fixed Rate Notes, and will issue the Exchange Floating Rate Notes and Exchange Fixed Rate Notes, under an Indenture, dated as of July 2, 2014 (the “Indenture”), between Martin Marietta Materials, Inc. and Regions Bank, as trustee (the “Trustee”). We refer to the Original Floating Rate Notes and the Exchange Floating Rate Notes together as the “Floating Rate Notes” and the Original Fixed Rate Notes and the Exchange Fixed Rate Notes together as the “Fixed Rate Notes.” The Floating Rate Notes and the Fixed Rate Notes each constitute a separate series of debt securities under the Indenture. Any Original Notes of a series that remain outstanding after completion of the applicable exchange offer, together with the Exchange Notes of such series issued in such exchange offer, will be treated as a single class of securities under the Indenture. As used below in this “Description of Notes,” unless the context otherwise requires, references to the “Company,” “we,” “our,” or “us” refer to Martin Marietta Materials, Inc., and not to its subsidiaries or other affiliates.

The terms of the Exchange Notes are substantially identical to the terms of the corresponding series of the Original Notes, except that the Exchange Notes are registered under the Securities Act, and the transfer restrictions, registration rights and payment of additional interest in case of non-registration applicable to the Original Notes do not apply to the Exchange Notes. Unless the context otherwise requires, references in this “Description of Notes” to the “Notes” include the Original Notes issued to the initial purchasers in private transactions that were not subject to the Securities Act and the Exchange Notes offered hereby which are registered under the Securities Act.

The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).

The following description of selected provisions of the Indenture and the Notes is not complete, and is subject to, and qualified in its entirety by reference to, the actual provisions of the Indenture and the Notes, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the TIA. The Indenture and forms of Notes have been incorporated by reference herein.

General

The Notes are the Company’s senior unsecured obligations and rank equally in right of payment with all of its existing and future unsecured and unsubordinated indebtedness. The Notes are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The Notes are not guaranteed by any of the Company’s subsidiaries and are structurally subordinated to all of the existing and future indebtedness and other liabilities (including trade accounts payable) and preferred equity of the Company’s subsidiaries.

The Company may issue an unlimited principal amount of debt securities under the Indenture. The Floating Rate Notes are initially limited to $300 million aggregate principal amount and the Fixed Rate Notes are initially limited to $400 million aggregate principal amount, and, in each case, will be issued in fully registered form without coupons in minimum denominations of $2,000 in principal and integral multiples of $1,000 in excess thereof. However, the Company may issue additional debt securities with the same terms as the Notes of a particular series (other than issue date and, to the extent applicable, the first payment of interest) and such additional debt securities will be consolidated, and constitute a single series of debt securities, with the Notes of such series for all purposes without notice to, or the consent of, the holders of the Notes. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of Notes” include any such additional debt securities that are actually issued; provided, however, that in the event such additional debt securities are not fungible with such Notes for U.S. federal income tax purposes, such additional debt securities will be issued with a separate CUSIP number from the Notes of such series.

Principal and interest

The Floating Rate Notes will bear interest from, and including, July 2, 2014. The Floating Rate Notes will bear interest at a per annum floating rate, reset quarterly, equal to three-month LIBOR for U.S. dollars plus 1.10% (or 110 basis points), as described below under “—Provisions applicable to Floating Rate Notes only.” Interest on the Floating Rate Notes will be payable quarterly in arrears on March 30, June 30, September 30 and December 30, commencing September 30, 2014 (each, a “Floating Rate Interest Payment Date”). Interest payments (except defaulted interest, which shall be paid as set forth below) on a Floating Rate Interest Payment Date will be made to the holder in whose name a Floating Rate Note is registered at the close of business on the 15th calendar day immediately preceding such Floating Rate Interest Payment Date, whether or not such 15th calendar day is a Business Day (as defined below) (each, a “Floating Rate Regular Record Date”).

The Fixed Rate Notes will bear interest from, and including, July 2, 2014, at the rate of 4.250% per annum, based on a 360-day year consisting of twelve 30-day months. Interest on the Fixed Rate Notes will be payable semiannually in arrears on January 2 and July 2 of each year, commencing January 2, 2015 (each, a “Fixed Rate Interest Payment Date”). Interest payments (except defaulted interest, which shall be paid as set forth below) on a Fixed Rate Interest Payment Date will be made to the holder in whose name a Fixed Rate Note is registered at the close of business on the 15th calendar day immediately preceding such Fixed Rate Interest Payment Date, whether or not such 15th calendar day is a Business Day (each, a “Fixed Rate Regular Record Date”).

Each Floating Rate Interest Payment Date and each Fixed Rate Interest Payment Date is referred to herein as an “Interest Payment Date.” Each Floating Rate Regular Record Date and each Fixed Rate Regular Record Date is referred to herein as a “Regular Record Date.”

The Company may, at its option, make payments of interest on an Interest Payment Date by check mailed to the address of each holder entitled to receive such a payment or by wire transfer to an account maintained by each such holder with a bank located in the United States.

Any interest on Notes of either series not punctually paid or duly provided for on an applicable Interest Payment Date will forthwith cease to be payable to the holders of such Notes on the related Regular Record Date and may either be paid to the persons in whose names such Notes are registered at the close of business on a special record date (each, a “Special Record Date”) for the payment of the interest not punctually paid or duly provided for to be fixed by the Company, notice of which shall be mailed to the holders of such Notes not less than 15 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, as further described in the Indenture.

The Floating Rate Notes will mature on June 30, 2017, and the Fixed Rate Notes will mature on July 2, 2024, and each such date is referred to as the “Stated Maturity Date” with respect to the applicable series of Notes. However, the Fixed Rate Notes will be redeemable prior to maturity as specified under “—Optional redemption.” If a Change of Control Repurchase Event occurs, unless in the case of the Fixed Rate Notes, the Company has exercised its right to redeem such Notes in full, the Company will be required to offer to repurchase all of the outstanding Notes at a repurchase price equal to 101% of their principal amount plus unpaid interest, if any, accrued thereon to, but excluding, the date of repurchase. See “—Change of Control Repurchase Event.”

The Company will pay the principal of each Note on the applicable Stated Maturity Date or the principal of, and premium, if any, and interest, if any, on, each Note on any applicable redemption date (the “Redemption Date”) or applicable repurchase date (the “Repurchase Date”), as the case may be (the Stated Maturity Date, the Redemption Date or the Repurchase Date is referred to herein as the “Maturity Date” with respect to the principal of such Note of the applicable series repayable on such date), by wire transfer of immediately available funds, or in certain limited circumstances, by check.

If any Fixed Rate Interest Payment Date, the Stated Maturity Date, any Redemption Date or any Repurchase Date falls on a day that is not a Business Day, the required payment due on such date will instead be made on the next Business Day and no additional interest will accrue on such payment as a result of payment on such next Business Day. If a Floating Rate Interest Payment Date falls on a day that is not a Business Day, such Floating Rate Interest Payment Date will be postponed to the next succeeding Business Day, unless such next Business Day falls in the next succeeding calendar month, in which case such Floating Rate Interest Payment Date will be the immediately preceding Business Day. A “Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close; provided that, for purposes of determining a Floating Rate Interest Payment Date, such day is also a London Business Day (as defined below).

Prior to due presentment of a Note for registration of transfer, the Company, the Trustee and any other agent of the Company or the Trustee may treat the registered holder of each Note as the owner of such Note for the purpose of receiving payments of principal of, and premium, if any, and interest on, such Note and for all other purposes whatsoever.

Subject to certain limitations imposed on Global Notes, the Notes may be surrendered for registration of transfer or exchange thereof in accordance with the terms of the Indenture. No service charge shall be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with such transactions.

Provisions applicable to Floating Rate Notes only

The Floating Rate Notes will bear interest for each Interest Period at a rate per annum calculated by the Trustee, as calculation agent (the “Calculation Agent”), subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The per annum rate at which interest on the Floating Rate Notes will accrue and be payable during a particular Interest Period will be equal to three-month LIBOR for U.S. dollars, determined on the Interest Determination Date (as defined below) for such Interest Period, plus 1.10% (or 110 basis points).

“Interest Determination Date” means the second London Business Day immediately preceding the applicable Interest Period.

“Interest Period” means the period from, and including, the immediately preceding Floating Rate Interest Payment Date to, but excluding, the next Floating Rate Interest Payment Date or the Maturity Date, as applicable.

“London Business Day” means a day on which commercial banks are open for general business (including dealings in U.S. dollars) in London.

“three-month LIBOR”, for any Interest Determination Date, will be the offered rate for deposits in the London interbank market in U.S. dollars having an index maturity of three months, as such rate appears on the Reuters Page LIBOR01 as of approximately 11:00 a.m., London time, on such Interest Determination Date. If, on an Interest Determination Date, such rate does not appear on Reuters Page LIBOR01 as of 11:00 a.m., London time, or if Reuters Page LIBOR01 is not available on such date, the Calculation Agent will obtain such rate from Bloomberg L.P.’s page “BBAM” (or such other page as may replace the BBAM page on that service (or any successor service)). With respect to an Interest Determination Date on which no rate appears on either the Reuters Page LIBOR01 or Bloomberg L.P. page BBAM as of approximately 11:00 a.m., London time, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Company, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the first day of the applicable Interest Period to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then three-month LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then three-month LIBOR on the Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the Interest Determination Date by up to three major banks in The City of New York selected by the Company for loans in U.S. dollars to leading European banks having an index maturity of three months and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided that if fewer than two quotations are so provided, then three-month LIBOR on the Interest Determination Date will be equal to the three-month LIBOR in effect with respect to the immediately preceding Interest Period.

“Reuters Page LIBOR01” means the display designated on page LIBOR01 by Reuters Group plc (or such other page as may replace the LIBOR01 page on that service (or any successor service) or such other service as may be nominated by the ICE Benchmark Administration Ltd. (or such other entity assuming the responsibility from it for calculating London interbank offered rates for U.S. dollar deposits) for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

The amount of interest for each day that the Floating Rate Notes are outstanding (the “daily interest amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Notes. The amount of interest to be paid on the Floating Rate Notes for any Interest Period will be calculated by adding the daily interest amounts for each day in such Interest Period.

The interest rate and amount of interest to be paid on the Floating Rate Notes for each Interest Period will be calculated by the Calculation Agent. All calculations made by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and the holders of the Floating Rate Notes. So long as three-month LIBOR is required to be determined with respect to the Floating Rate Notes, there will at all times be a Calculation Agent. In the event that any then acting Calculation Agent shall be unable or unwilling to act, or that such Calculation Agent shall fail duly to establish three-month LIBOR for any Interest Period, or that the Company proposes to remove such Calculation Agent, the Company shall appoint itself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Calculation Agent.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

Upon request from any holder of Floating Rate Notes, the Calculation Agent will provide the interest rate in effect for the Floating Rate Notes for the current Interest Period and, if it has been determined, the interest rate to be in effect for the next Interest Period.

Optional redemption

The Company may redeem the Fixed Rate Notes, at its option, at any time in whole or from time to time in part (minimum denominations of $2,000 in principal or an integral multiple of $1,000 in excess thereof), for cash (1) prior to April 2, 2024 (i.e., the date that is three months prior to the Stated Maturity Date) at a price equal to the greater of (i) 100% of the principal amount of the Fixed Rate Notes to be redeemed, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the principal amount of the Fixed Rate Notes to be redeemed and the remaining scheduled payments of interest thereon after the date of optional redemption (an “Optional Redemption Date”) through the Stated Maturity Date for the Fixed Rate Notes (the “Remaining Life”) (excluding interest, if any, accrued thereon to such Optional Redemption Date), discounted to such Optional Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points (or 0.25%) (collectively, the “Make Whole Amount”), and (2) on or after April 2, 2024 (i.e., the date that is three months prior to the Stated Maturity Date) and prior to maturity, 100% of the principal amount of the Fixed Rate Notes to be redeemed, plus, in each case, unpaid interest, if any, accrued thereon to, but excluding, such Optional Redemption Date. Notwithstanding the foregoing, the Company will pay any interest installment due on a Fixed Rate Interest Payment Date which occurs on or prior to such Optional Redemption Date to the holders of the Fixed Rate Notes as of the close of business on the Fixed Rate Regular Record Date immediately preceding such Fixed Rate Interest Payment Date.

The Floating Rate Notes will not be subject to optional redemption by the Company prior to their Stated Maturity Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life.

“Comparable Treasury Price” means, with respect to any Optional Redemption Date, the average of two Reference Treasury Dealer Quotations for such Optional Redemption Date.

“Quotation Agent” means, with respect to any Optional Redemption Date, the Reference Treasury Dealer appointed by the Company for such purpose.

“Reference Treasury Dealer” means (i) each of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC or their respective affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer, and (ii) at the Company’s option, any other Primary Treasury Dealers selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Optional Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 pm., New York City time, on the third Business Day preceding such Optional Redemption Date.

“Treasury Rate” means, with respect to any Optional Redemption Date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Optional Redemption Date.

Notice of any redemption will be mailed at least 15 days but not more than 30 days prior to the Optional Redemption Date to each holder of the Fixed Rate Notes to be redeemed (with a copy to the Trustee). The notice of redemption will specify, among other items, the aggregate principal amount of Fixed Rate Notes to be redeemed, the Optional Redemption Date and the redemption price.

If the Company chooses to redeem less than all of the outstanding Fixed Rate Notes, then the Company will notify the Trustee at least 30 days before the Optional Redemption Date (or such later date acceptable to the Trustee) of the aggregate principal amount of Fixed Rate Notes to be redeemed and the Optional Redemption Date. The Trustee will select, pro rata, by lot, or such other manner it deems fair and appropriate, the Fixed Rate Notes to be redeemed in part. For redemption of Global Notes in part, see “—Form—DTC, Euroclear and Clearstream.”

If the Company has provided a proper redemption notice to holders of the Fixed Rate Notes to be redeemed, then, unless the Company defaults in payment of the redemption price, on and after the Optional Redemption Date interest will cease to accrue on such Fixed Rate Notes.

The Company may at any time, and from time to time, purchase Notes at any price or prices in the open market or otherwise.

The Notes will not be entitled to the benefit of, or be subject to, any sinking fund obligation.

Change of Control Repurchase Event

If a Change of Control Repurchase Event occurs, unless in the case of the Fixed Rate Notes, the Company has exercised its right to redeem the Fixed Rate Notes in full, the Company will be required to make an irrevocable offer (subject to consummation of the Change of Control Repurchase Event) to each holder of Notes of each series to repurchase all or, at the election of such holder, any part (minimum denominations of $2,000 in principal or an integral multiple of $1,000 in excess thereof) of such holder’s Notes for cash at a price equal to 101% of the principal amount of such Notes to be repurchased plus unpaid interest, if any, accrued thereon to, but excluding, the Repurchase Date. Notwithstanding the foregoing, the Company will pay any interest installment due on an Interest Payment Date which occurs on or prior to the Repurchase Date to the holders of the Notes of the applicable series as of the close of business on the applicable Regular Record Date immediately preceding such Interest Payment Date.

Within 30 days following any Change of Control Repurchase Event or, at the Company’s option, prior to any Change of Control (as defined herein), but after the public announcement of the Change of Control, the Company will mail a notice to each holder of Notes of each series, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase all of such Notes on the Repurchase Date specified in the notice, which date will, subject to the following sentence, be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase such Notes is conditioned on the Change of Control Repurchase Event occurring on or prior to the Repurchase Date specified in the notice.

The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes of either series as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.

On the Repurchase Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered by the holders thereof pursuant to the Company’s offer;

(2) deposit with the Paying Agent an amount equal to the aggregate repurchase price in respect of all Notes or portions of Notes properly tendered by the holders thereof; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted by the Company, together with an officers’ certificate stating the aggregate principal amount of Notes being repurchased.

The Paying Agent will promptly mail to each holder of Notes properly tendered the repurchase price for such Notes, and the Trustee, upon the Company’s execution and delivery of the related Notes, will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note of the same series equal in principal amount to any unrepurchased portion of any Notes properly tendered.

The Company will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer to be made by the Company and such third party purchases all Notes properly tendered and not withdrawn by the holders thereof under its offer.

The definition of “Change of Control” includes a phrase relating to the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company and its Subsidiaries (as defined below), taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder with respect to either series of Notes to require the Company to repurchase the Notes of the applicable series as a result of a sale, lease, exchange or other transfer of less than all of the assets of the Company and its Subsidiaries, taken as a whole, to another person or group may be uncertain.

“Below Investment Grade Rating Event” means the rating on the applicable series of Notes is lowered by at least two of the three Rating Agencies (as defined below) and the applicable series of Notes is rated below an Investment Grade Rating (as defined below) by at least two of the three Rating Agencies on any day during the period (which period shall be extended so long as the rating of the applicable series of Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) commencing 60 days prior to the first public notice of the earlier of the Company’s intention to effect a Change of Control and the occurrence of a Change of Control and ending 60 days following consummation of such Change of Control.

“Change of Control” means (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group (as used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the Company’s Voting Stock (as defined below), measured by voting power rather than number of shares, (2) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any person or group of related persons for the purpose of Section 13(d)(3) of the Exchange Act, together with any affiliates thereof, other than any such sale, lease, exchange or other transfer to one or more of the Company’s Subsidiaries (whether or not otherwise in compliance with the provisions of the Indenture), (3) the replacement of a majority of the Company’s board of directors over a two-year period from the directors who constituted the Company’s board of directors at the beginning of such period, when such replacement shall have not been approved by a vote of a majority of the board of directors then still in office who either were members of such board of directors at the beginning of such period or whose election as members of such board of directors was previously so approved, or (4) the adoption of a plan relating to the liquidation, dissolution or winding up of the Company.

Notwithstanding the foregoing, a transaction effected to create a holding company for the Company will not be deemed to involve a Change of Control if (a) pursuant to such transaction the Company becomes a wholly owned subsidiary of such holding company and (b) the holders of the outstanding Voting Stock of such holding company immediately following such transaction are the same as the holders of the Company’s outstanding Voting Stock immediately prior to such transaction.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Fitch” means Fitch Inc. and its successors.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent under any successor rating categories) by Moody’s (as defined below), BBB– (or the equivalent under any successor rating categories) by S&P (as defined below) and BBB– (or the equivalent under any successor rating categories) by Fitch and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by the Company.

“Moody’s” means Moody’s Investors Service Inc. and its successors.

“Rating Agency” means (1) each of Moody’s, S&P and Fitch; and (2) if any of Moody’s, S&P or Fitch ceases to rate the applicable series of Notes or fails to make a rating of such series publicly available for reasons outside the control of the Company, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company (as certified by a resolution of the Company’s board of directors) to act as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Subsidiary” means an entity a majority of the Voting Stock of which is owned by the Company and/or one or more other entities a majority of the Voting Stock of which is owned by the Company.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock or other ownership interests of such person that is at the time entitled to vote generally in the election of the board of directors (or members of a comparable governing body) of such person.

Form

The Exchange Notes of a particular series will be represented by one or more Global Notes of the same series in permanent, fully registered form. Each Global Note will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Investors may hold their beneficial ownership interests in a Global Note directly through DTC if they are participants in such system or indirectly through organizations which are participants in such system.

All interests in the Global Notes, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Unless and until they are exchanged in whole or in part for the Notes in certificated form as described below under “—Exchange of Global Notes for certificated Notes,” a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Cross-market transfers

Any cross-market transfer will be effected in DTC on behalf of Euroclear or Clearstream in accordance with the rules of DTC. However, such cross-market transfers will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving the beneficial ownership interests in the applicable Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC participants of Euroclear or Clearstream, as the case may be.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing a beneficial ownership interest in a Global Note from a DTC participant will be credited during the securities settlement processing day (which must be a Business Day for Euroclear or Clearstream, as applicable) immediately following the DTC settlement date. Credit of such transfer of a beneficial ownership interest in a Global Note settled during such a processing day will be reported to the applicable Euroclear or Clearstream participant on that day. Cash received in Euroclear or Clearstream as a result of a transfer of a beneficial ownership interest in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the applicable Euroclear or Clearstream cash account only as of the Business Day following settlement in DTC.

DTC, Euroclear and Clearstream

The information set out below in connection with DTC, Euroclear and Clearstream is subject to, without notice, any change in, or reinterpretation of, the rules, regulations and procedures of the clearing systems currently in effect, and the Company takes no responsibility for the performance of these procedures or the compliance with those rules and regulations. The information set forth below has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy of such information. Furthermore, the Company will have no responsibility or liability for any aspect of the records relating to, or payments made on account of, interests in any Global Notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DTC, Euroclear and Clearstream have advised the Company as follows:

DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include both U.S. and non-U.S. securities brokers and dealers (including the initial purchasers of the Original Notes), banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to DTC’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Global Notes, unless authorized by a direct participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to a company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the Global Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and/or interest payments on the Global Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or the Trustee, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest to DTC is the responsibility of the Company and the Trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

If applicable, redemption notices shall be sent to DTC. If fewer than all of the Notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

A beneficial owner shall give notice to elect to have its Notes repurchased or tendered, through its participant, to the Trustee and shall effect delivery of such Notes by causing the direct participant to transfer the participant’s interest in such Notes, on DTC’s records, to the Trustee. The requirement for physical delivery of Notes in connection with a repurchase or tender will be deemed satisfied when the ownership rights in such Notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of such Notes to the Trustee’s DTC account.

Euroclear. Euroclear was created in 1968 to hold securities for Euroclear participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery changes in accounts of such participants or other securities intermediaries. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional intermediaries and may include the initial purchasers of the Original Notes or their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Euroclear is a Belgian bank regulated and examined by the Belgian Banking Commission.

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (collectively, the “Euroclear terms and conditions”). The Euroclear terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payment with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Euroclear terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to Global Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by Euroclear.

Clearstream. Clearstream was incorporated as a limited liability company under the laws of Luxembourg. Clearstream is an indirect wholly owned subsidiary of Deutsche Börse AG. Clearstream holds securities for Clearstream participants and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in several countries through established depositary and custodial relationships. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between them. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the initial purchasers of the Original Notes or their affiliates. Indirect access to Clearstream is also available to other institutions that maintain a custodial relationship with a Clearstream participant. Clearstream is an indirect participant in DTC.

Distributions with respect to the Global Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

Exchange of Global Notes for certificated Notes

A Global Note will be exchangeable for Notes in certificated form of the same series if (i) DTC notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or at any time DTC ceases to be a clearing agency registered as such under the Exchange Act, if so required by applicable law or regulation, and the Company thereupon fails to appoint a successor to DTC within 90 days of such notification or of the Company becoming aware of DTC’s ceasing to be so registered, (ii) the Company, in its discretion, at any time determines not to have such Notes represented by one or more Global Notes or (iii) an Event of Default (as defined herein) has occurred and is continuing. Any Global Note that is exchangeable pursuant to the preceding sentence will be exchangeable for Notes of the same series in certificated form and authorized denominations and registered in such names as DTC shall direct. In the case of the Original Notes, such certificated Notes will be subject to the restrictions on transfer set forth therein and will bear a restrictive legend.

Trading

Except for trades involving Euroclear and Clearstream participants, beneficial ownership interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in the Global Notes will therefore settle in immediately available funds, subject in all cases to the rules, regulations and procedures of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC’s rules, regulations and procedures and will be settled in same-day funds, while transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Amendment, supplement and waiver

Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the consent of the holders of a majority in principal amount of all the then outstanding Notes issued pursuant to the Indenture (including any additional notes issued pursuant to the Indenture after the date of the issuance of the Notes offered hereby), voting as a single class; provided that (i) if any such amendment or supplement would by its terms disproportionately and adversely affect either series of Notes under the Indenture, such amendment or supplement shall also require the consent of the holders of a majority in principal amount of the then outstanding Notes of such series and (ii) if any such amendment or supplement would only affect the Notes of one series, then only the consent of the holders of a majority in principal amount of the then outstanding Notes of such affected series (and not the consent of a majority in principal amount of all the then outstanding Notes issued under the Indenture) shall be required; and provided, further, that the Company and the Trustee may not, without the consent of the holder of each outstanding Note of a series affected thereby:

(1) reduce the principal amount of Notes of such series whose holders must consent to an amendment, supplement or waiver;

(2) reduce the rate of, or extend the time for payment of, interest on the Notes of such series;

(3) reduce the principal of, or extend the fixed maturity of, the Notes of such series;

(4) make the Notes of such series payable in money other than that stated in such Notes; or

(5) impair the ability of holders of the Notes of such series to institute suit to enforce the obligation of the Company to make any principal, premium or interest payment due in respect of such Notes.

Any past default or compliance with any provisions of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of all the then outstanding Notes issued pursuant to the Indenture (including any additional notes issued pursuant to the Indenture after the date of the issuance of the Notes offered hereby), voting as a single class; provided that (i) if any such waiver would by its terms disproportionately and adversely affect either series of Notes under the Indenture, such waiver shall also require the consent of the holders of a majority in principal amount of the then outstanding Notes of such series and (ii) if any such waiver would only affect the Notes of one series, then only the consent of the holders of a majority in principal amount of the then outstanding Notes of such affected series (and not the consent of a majority in principal amount of all the then outstanding Notes issued under the Indenture) shall be required; and provided, further, that no waiver shall be effective without the consent of the holder of each outstanding Note affected thereby in the case of a default in any payment of principal, premium, if any, or interest due in respect of any Note or in respect of other provisions which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

Without notice to or the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes: to cure any ambiguity, omission, defect or inconsistency; to conform the text of the Indenture or the Notes to any provision of the “Description of Notes” section of the offering memorandum related to the issuance of the Original Notes to the extent that the Trustee has received an officers’ certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision in such “Description of Notes”; to provide for uncertificated Notes in addition to or in place of certificated Notes; to comply with the provisions of the Indenture concerning mergers, consolidations and transfers of all or substantially all of the assets of the Company; to appoint a trustee other than the Trustee (or any successor thereto) as trustee in respect of the Notes of either series; to provide for the issuance of additional Notes of a series in accordance with the terms of the Indenture; or to add, change or eliminate provisions of the Indenture as shall be necessary or desirable in accordance with any amendment to the TIA. In addition, without notice to or the consent of any holder of a series of Notes, the Company and the Trustee may amend or supplement the Indenture and the Notes of such series to make any change that does not materially adversely affect the rights of any holder of Notes of such series (as determined in good faith by the Company). Whenever the Company requests the Trustee to take any action under the Indenture, including a request to amend or supplement the Indenture, the Company is required to furnish the Trustee with an officers’ certificate and an opinion of counsel to the effect that all conditions precedent to the action have been complied with.

Covenants

The terms of the Notes of each series and the covenants contained in the Indenture do not afford holders of such Notes protection in the event of a highly leveraged or other similar transaction involving the Company that may adversely affect holders of such Notes. The Indenture does not limit the amount of additional unsecured indebtedness that the Company or any of its Subsidiaries may incur.

Limitations on liens

Subject to the following three sentences, the Company will not, and will not permit any Restricted Subsidiary (as defined below) to, as security for any Debt (as defined below), incur a Lien (as defined below) on any Restricted Property (as defined below), unless the Company or such Restricted Subsidiary secures or causes to be secured any outstanding Notes equally and ratably with all Debt secured by such Lien. The Lien may equally and ratably secure such Notes and any other obligations of the Company or its Subsidiaries that are not subordinated in right of payment to any outstanding Notes. The foregoing restriction will not apply to, among other things, Liens:

(1) existing on the date the Original Notes were issued (i.e., July 2, 2014) or existing at the time an entity becomes a Restricted Subsidiary;

(2) existing at the time of the acquisition of the Restricted Property or incurred to finance all or some of the purchase price or cost of construction; provided that the Lien may not extend to any other Restricted Property (other than, in the case of construction, unimproved real property) owned by the Company or any of its Restricted Subsidiaries at the time the property is acquired or the Lien is incurred; and provided, further that the Lien may not be incurred more than one year after the later of the acquisition, completion of construction or commencement of full operation of the property;

(3) securing Debt of the Company owed to a Restricted Subsidiary or securing Debt of a Restricted Subsidiary owed to the Company or another Restricted Subsidiary;

(4) existing at the time an entity merges into, consolidates with, or enters into a share exchange with the Company or a Restricted Subsidiary or a person transfers or leases all or substantially all its assets to the Company or a Restricted Subsidiary;

(5) in favor of a government or governmental entity that secures payment pursuant to a contract, subcontract, statute or regulation, secures Debt guaranteed by the government or governmental agency, secures Debt incurred to finance all or some of the purchase price or cost of construction of goods, products or facilities produced under contract or subcontract for the government or governmental entity, or secures Debt incurred to finance all or some of the purchase price or cost of construction of the property subject to the Lien; or

(6) extending, renewing or replacing in whole or in part a Lien (“existing Lien”) permitted by any of clauses (l) through (5), provided that such Lien may not extend beyond the property subject to the existing Lien and the Debt secured by the Lien may not exceed the amount of Debt secured at the time by the existing Lien unless the existing Lien or a predecessor Lien equally and ratably secures the Notes and the Debt.

In addition and notwithstanding the foregoing restrictions, the Company and any of its Restricted Subsidiaries may, without securing the Notes of either series, incur a Lien that otherwise would be subject to the foregoing restrictions; provided that after giving effect to such Lien the aggregate amount of all Debt secured by Liens that otherwise would be prohibited plus all Attributable Debt (as defined below) in respect of sale-leaseback transactions that otherwise would be prohibited by the covenant limiting sale-leaseback transactions described below would not exceed 15% of Consolidated Net Tangible Assets (as defined below).

Limitations on sale-leaseback transactions

Subject to the following two sentences, the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer a Principal Property (as defined below) and contemporaneously lease it back, except a lease for a period of three years or less. Notwithstanding the foregoing restriction, the Company or any Restricted Subsidiary may sell or transfer a Principal Property and contemporaneously lease it back for a longer period if:

(1) the lease is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

(2) the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions set forth above under the caption “—Limitations on liens”, to create a Lien on the property to be leased securing Debt in an amount at least equal in amount to the Attributable Debt in respect of the sale-leaseback transaction without equally and ratably securing the outstanding Notes;

(3) the Company owns or acquires other property which will be made a Principal Property and is determined by the board of directors of the Company to have a fair value equal to or greater than the Attributable Debt incurred;

(4) within 270 days of the effective date of the lease, the Company makes Capital Expenditures (as defined below) with respect to a Principal Property in an amount at least equal to the amount of the Attributable Debt incurred; or

(5) the Company or a Restricted Subsidiary makes an optional prepayment in cash of its Debt or capital lease obligations at least equal in amount to the Attributable Debt for the lease, the prepayment is made within 270 days of the effective date of the lease, the Debt prepaid is not owned by the Company or a Restricted Subsidiary, the Debt prepaid is not subordinated in right of payment to any of the Notes, and the Debt prepaid was Long-Term Debt (as defined below) at the time it was created.

In addition and notwithstanding the foregoing restrictions, the Company and any of its Restricted Subsidiaries may, without securing the Notes of either series, enter into a sale-leaseback transaction that otherwise would be subject to the foregoing restrictions; provided that after giving effect to such sale-leaseback transaction the aggregate amount of all Debt secured by Liens that otherwise would be prohibited by the covenant limiting Liens described above plus all Attributable Debt in respect of sale-leaseback transactions that otherwise would be prohibited above would not exceed 15% of Consolidated Net Tangible Assets.

Consolidation, merger, sale of assets

The Company shall not consolidate with or merge into, or transfer all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another entity unless:

(1) the resulting, surviving or transferee entity is organized under the laws of the United States, any state thereof or the District of Columbia and assumes by supplemental indenture all of the obligations of the Company under the Notes of each series (if Notes of such series are then outstanding) and the Indenture;

(2) immediately after giving effect to the transaction no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

(3) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that the consolidation, merger or transfer and the supplemental indenture comply with the Indenture.

If, upon any such consolidation, merger or transfer, a Restricted Property would become subject to an attaching Lien that secures Debt, then, before the consolidation, merger or transfer occurs, the Company by supplemental indenture shall secure the Notes of each series by a direct lien on such Restricted Property. The direct Lien shall have priority over all Liens on such Restricted Property except those already on it. The direct Lien may equally and ratably secure the Notes of each series and any other obligation of the Company or a Subsidiary. However, the Company need not comply with this provision if (i) upon the consolidation, merger or transfer, the attaching Lien will secure the Notes of each series equally and ratably with or prior to Debt secured by the attaching Lien or (ii) the Company or a Restricted Subsidiary could create a Lien on the Restricted Property to secure Debt at least equal in amount to that secured by the attaching Lien pursuant to the provisions described under “—Limitations on liens” above.

When a successor entity assumes all of the obligations of the Company under the Notes of a particular series and the Indenture and the other conditions specified above are satisfied, the Company will be released from those obligations.

Definitions

For purposes of the covenants included in the Indenture, the following terms generally shall have the meanings provided below.

“Attributable Debt” for a lease means the carrying value of the capitalized rental obligation determined under generally accepted accounting principles whether or not such obligation is required to be shown on the balance sheet as a long-term liability. The carrying value may be reduced by the capitalized value of the rental obligations, calculated on the same basis, that any sublessee has for all or part of the same property. A lease obligation shall be counted only once even if the Company and one or more of its Subsidiaries may be responsible for the obligation.

“Capital Expenditures” means, for any period, any expenditures of the Company or its Subsidiaries during such period that, in conformity with generally accepted accounting principles consistently applied, are required to be included in fixed asset accounts as reflected in the consolidated balance sheet of the Company and its Subsidiaries.

“Consolidated Net Tangible Assets” means total assets less:

(1) total current liabilities (excluding any Debt which, at the option of the borrower, is renewable or extendible to a term exceeding 12 months and which is included in current liabilities and further excluding any deferred income taxes which are included in current liabilities); and

(2) goodwill, patents and trademarks,

all as stated on the Company’s most recent publicly available consolidated balance sheet preceding the date of determination.

“Debt” means any debt for borrowed money which would appear, in conformity with generally accepted accounting principles, on the balance sheet as a liability or any guarantee of such a debt and includes purchase money obligations. A Debt shall be counted only once even if the Company and one or more of its Subsidiaries may be responsible for the obligation.

“Lien” means any mortgage, pledge, security interest or lien.

“Long-Term Debt” means Debt that by its terms matures on a date more than 12 months after the date it was created or Debt that the obligor may extend or renew without the obligee’s consent to a date more than 12 months after the Debt was created.

“Principal Property” means any mining and quarrying or manufacturing facility located in the United States and owned by the Company or by one or more Restricted Subsidiaries on the date the Original Notes were issued (i.e., July 2, 2014) and which has, as of the date the Lien is incurred, a net book value (after deduction of depreciation and other similar charges) greater than 3% of Consolidated Net Tangible Assets, except:

(1) any such facility or property which is financed by obligations of any State, political subdivision of any State or the District of Columbia under terms which permit the interest payable to the holders of the obligations to be excluded from gross income as a result of the plant, facility or property satisfying the conditions of Section 103(b)(4)(C), (D), (E), (F) or (H) or Section 103(b)(6) of the Internal Revenue Code of 1954 or Section 142(a) or Section 144(a) of the Internal Revenue Code of 1986, or of any successors to such provisions; or

(2) any such facility or property which, in the opinion of the board of directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries taken as a whole. However, the chief executive officer or chief financial officer of the Company may at any time declare any mining and quarrying or manufacturing facility or other property to be a Principal Property by delivering a certificate to that effect to the Trustee.

“Restricted Property” means any Principal Property, any Debt of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary on the date the Original Notes were issued (i.e., July 2, 2014) or thereafter if secured by a Principal Property (including any property received upon a conversion or exchange of such debt), or any shares of stock of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary (including any property or shares received upon a conversion, stock split or other distribution with respect to the ownership of such stock).

“Restricted Subsidiary” means a Subsidiary that has substantially all of its assets located in, or carries on substantially all of its business in, the United States and that owns a Principal Property. Notwithstanding the preceding sentence, a Subsidiary shall not be a Restricted Subsidiary during such period of time as it has shares of capital stock registered under the Exchange Act or it files reports and other information with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Default and remedies

An “Event of Default” under the Indenture in respect of the Notes of a series is:

(1) default for 30 days in payment of any interest on the Notes of such series;

(2) default in payment of any principal of, or premium, if any, on the Notes of such series when due;

(3) failure by the Company for 90 days, after notice to it, to comply with any of its other agreements in the Indenture or the Notes of such series; and

(4) certain events of bankruptcy or insolvency applicable to the Company.

If an Event of Default in respect of the Notes of a particular series (other than as referred to in clause (4) above) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes of such series may declare such Notes to be due and payable immediately, but under certain conditions such acceleration may be rescinded by the holders of a majority in principal amount of such then outstanding Notes. If an Event of Default referred to in clause (4) above occurs and is continuing, the principal of, and premium, if any, and interest on, all of the then outstanding Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or the holders of such Notes.

No holder of Notes of either series may pursue any remedy against the Company under the Indenture (other than with respect to the right to receive any payment of principal, premium, if any, or interest due in respect of the Notes of such series) unless such holder previously shall have given to the Trustee written notice of default and unless the holders of at least 25% in principal amount of such then outstanding Notes shall have made written request to the Trustee to pursue the remedy and shall have offered the Trustee indemnity satisfactory to it, the Trustee shall not have complied with the request within 60 days of receipt of the request and the offer of indemnity, and the Trustee shall not have received direction inconsistent with the request during such 60-day period from the holders of a majority in principal amount of such then outstanding Notes.

Holders of the Notes of a particular series may not enforce the Indenture or the Notes of such series except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Notes of such series unless it receives indemnity satisfactory to it from the Company or, under certain circumstances, the holders of such Notes seeking to direct the Trustee to take certain actions under the Indenture against any loss, liability or expense.

Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes of a particular series may direct the Trustee in its exercise of any trust or power under the Indenture in respect of the Notes of such series. The Indenture provides that the Trustee will give to the holders of the Notes of a particular series notice of all defaults known to it, within 90 days after the occurrence of any default with respect to the Notes of such series, unless the default shall have been cured or waived. The Trustee may withhold from holders of the Notes of a particular series notice of any continuing default (except a default in any payment of principal, premium, if any, or interest due in respect of the Notes of such series) if it determines in good faith that withholding such notice is in the interests of such holders. The Company is required annually to certify to the Trustee as to the compliance by the Company with certain covenants under the Indenture and the absence of a default thereunder, or as to any such default that existed.

A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Notes of either series or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a Note, the holder of such Note waives and releases all such claims and liability. This waiver and release are part of the consideration for the issue of such Note.

Discharge, defeasance, and covenant defeasance

Satisfaction and Discharge

Upon the Company’s direction, the Indenture shall cease to be of further effect with respect to the Notes of a particular series specified by the Company, subject to the survival of specified provisions of the Indenture, when:

(1)	either

(A)	all outstanding Notes of such series have been delivered to the Trustee for cancellation, subject to certain exceptions, or

(B)	all Notes of such series have become due and payable or will become due and payable at their maturity within one year or are to be called for redemption within one year, and the Company has deposited with the Trustee, in trust, funds in U.S. dollars or U.S. government obligations (or a combination thereof) in an amount sufficient to pay the entire indebtedness on the Notes of such series, including the principal thereof and, premium, if any, and interest, if any, thereon, to the date of such deposit, if the Notes of such series have become due and payable, or to the Stated Maturity Date of the Notes of such series, as the case may be;

(2)	the Company has paid all other sums payable under the Indenture with respect to the Notes of such series (including amounts payable to the Trustee); and

(3)	the Trustee has received an officers’ certificate and an opinion of counsel to the effect that all conditions precedent to the satisfaction and discharge of the Indenture in respect of the Notes of such series have been satisfied.

Defeasance and Covenant Defeasance

The Company may elect with respect to the Notes of a particular series either:

(1)	to defease and discharge itself from any and all obligations with respect to the Notes of such series (“full defeasance”), except for, among other things:

(A)	the obligations to register the transfer or exchange of those Notes;

(B)	the obligation to replace temporary or mutilated, destroyed, lost, or stolen Notes;

(C)	the obligation to maintain an office or agency in the Borough of Manhattan, The City of New York, in respect of those Notes; and

(D)	the obligation to hold moneys for payment in respect of those Notes in trust; or

(2)	to be released from its obligations with respect to the Notes of such series under “—Covenants—Limitations on liens” and “—Covenants—Limitations on sale-leaseback transactions,” and any failure to comply with those obligations shall not constitute a default or an Event of Default with respect to those Notes (“covenant defeasance”);

in either case, upon the irrevocable deposit with the Trustee, or other qualifying Trustee, in trust for that purpose, of an amount in U.S. dollars or U.S. government obligations (or a combination thereof) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, and premium, if any, and interest on, those Notes, on the respective due dates for those payments, whether at maturity, upon redemption or repurchase or otherwise.

The full defeasance or covenant defeasance described above shall only be effective if, among other things:

(a)	it shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture or the applicable series of Notes) to which the Company is a party or is bound;

(b)	in the case of full defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that:

(1)	the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(2)	since the date of the Indenture, there has been a change in applicable U.S. federal income tax law,

in either case, to the effect that, and based on such ruling or change the opinion of counsel shall confirm that, the holders of the Notes of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the full defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

(c)	in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the holders of the Notes of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

(d)	no Event of Default with respect to the Notes of the applicable series shall have occurred and be continuing on the date of the deposit into trust (other than an Event of Default resulting from the incurrence of Debt to be applied to such deposit or the grant of any Lien to secure such Debt); and, solely in the case of full defeasance, no Event of Default arising from specified events of bankruptcy, insolvency, or reorganization with respect to the Company or default which with notice or lapse of time or both would become such an Event of Default shall have occurred and be continuing during the period ending on the 91st day after the date of the deposit into trust; and

(e)	the Company shall have delivered to the Trustee an officers’ certificate and legal opinion to the effect that all conditions precedent to the full defeasance or covenant defeasance, as the case may be, have been satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (b) above with respect to a full defeasance need not to be delivered if all Notes not therefore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable at stated maturity within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

In the event the Company effects covenant defeasance with respect to the Notes of either series and those Notes are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to the covenant as to which covenant defeasance has been effected, which covenant would no longer be applicable to those Notes after covenant defeasance, the amount of monies or U.S. government obligations deposited with the Trustee to effect covenant defeasance may not be sufficient to pay amounts due on those Notes at the time of any acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of those amounts due at the time of acceleration.

Repayment of unclaimed funds

The Indenture provides that the Trustee and the Paying Agent shall promptly pay to the Company upon request any money held by them for the payment of principal of, or premium, if any, or interest on, the Notes of either series that remains unclaimed for two years. In the event the Trustee or the Paying Agent returns money to the Company following such two-year period, the holders of the Notes of such series thereafter shall be entitled to payment only from the Company, subject to all applicable escheat, abandoned property and similar laws.

Delivery of Rule 144A information

The Indenture provides that, so long as any Notes remain outstanding, the Company, if it is not then subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, will prepare and will furnish to any holder of such Notes, any beneficial owner of such Notes (including, without limitation, any owner of a beneficial interest in a Global Note) and any propsective purchaser or other propsective transferee of such Notes designated by a holder or a beneficial owner of such Notes, promptly upon request and at the expense of the Company, the financial statements and other information specified in Rule 144A(d)(4) (or any successor provision thereto) under the Securities Act, in each case, whether or not such Notes are “restricted securities” within the meaning of Rule 144 (or any successor provision thereto) under the Securities Act and whether or not such request is being made in connection with any transfer of such Notes.

Concerning the Trustee

Regions Bank is the Trustee, Paying Agent, Registrar and Calculation Agent under the Indenture, and Regions Bank is acting as exchange agent in the exchange offers. Regions Bank also performs other services for the Company in the normal course of business.

The Indenture provides that there may be more than one Trustee under the Indenture, each with respect to one or more series of debt securities. If there are different Trustees for different series of debt securities, each Trustee will be a Trustee separate and apart from any other Trustee under the Indenture. Any action permitted to be taken by a Trustee may be taken by such Trustee only with respect to the one or more series of debt securities for which it is the Trustee under the Indenture. Any Trustee under the Indenture may resign or be removed with respect to one or more series of debt securities.

All payments of principal of, and premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery (including authentication and delivery on original issuance of the debt securities) of the Notes of each series will be made in an office or agency maintained by the Company for that purpose in the Borough of Manhattan, The City of New York, except as otherwise specified above under “—Principal and interest.”

The Company shall be responsible for making all calculations and determinations called for under the Indenture, except in the case of the Calculation Agent’s determination of three-month LIBOR. These calculations and determinations include, but are not limited to, accrued interest payable on the Notes, premium, if any, and the Treasury Rate. The Company shall make all these calculations in good faith and, absent manifest error, the Company’s calculations shall be final and binding on holders of Notes. Upon written request, the Company shall provide a schedule of its calculations to the Trustee. The Trustee is entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification.

Governing law

The Indenture and the Original Notes are governed by, and the Exchange Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Material United States Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences of the exchange offers to certain holders of Original Notes who exchange Original Notes for Exchange Notes, but it is not a complete analysis of all potential tax effects. The summary below is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary does not address all of the U.S. federal income tax consequences that may be applicable to particular holders, including dealers in securities, financial institutions, insurance companies and tax-exempt organizations. In addition, this summary does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular holder. This summary applies only to a holder that acquired Original Notes at original issue for cash and holds such Original Notes as a capital asset within the meaning of Section 1221 of the Code.

An exchange of Original Notes for Exchange Notes pursuant to the exchange offers will not be treated as a taxable exchange or other taxable event for U.S. federal income tax purposes. Accordingly, there will be no U.S. federal income tax consequences to holders who exchange their Original Notes for Exchange Notes pursuant to the exchange offers, and any such holder will have the same adjusted tax basis and holding period in the Exchange Notes as it had in the Original Notes immediately before the exchange.

The foregoing discussion of certain U.S. federal income tax considerations does not consider the facts and circumstances of any particular holder’s situation or status. Accordingly, each holder of Original Notes considering the exchange offers should consult its own tax advisor regarding the tax consequences of the exchange offers to it, including those under state, foreign and other tax laws.

Plan of Distribution

Each broker-dealer that receives Exchange Notes for its own account pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending at the close of business on the date that is 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit of any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the performance of our obligations under the registration rights agreement related to the exchange offers other than commissions and transfer taxes, and we have agreed to indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Legal Matters

Certain legal matters related to the validity of the Exchange Notes being offered hereby relating to: (i) New York law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York and (ii) North Carolina law will be passed upon for us by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Richard A. Vinroot, Esq., a shareholder of Robinson, Bradshaw & Hinson, P.A., is a director of Martin Marietta. Certain members of Robinson, Bradshaw & Hinson, P.A. beneficially owned less than 1% of the outstanding shares of common stock of Martin Marietta as of the date of this prospectus. Robinson, Bradshaw & Hinson, P.A. has provided certain legal services to Martin Marietta during 2012, 2013 and 2014. The amount of fees paid to Robinson, Bradshaw & Hinson, P.A. for such services in 2012 was approximately $51,000 and in 2013 was approximately $87,000, representing less than 0.2% of the firm’s gross revenues for each of 2012 and 2013. Mr. Vinroot did not work on any of the legal matters for Martin Marietta.

Experts

Martin Marietta

The consolidated financial statements of Martin Marietta incorporated by reference in Martin Marietta’s Annual Report on Form 10-K for the year ended December 31, 2013 (including the schedule appearing therein), and the effectiveness of Martin Marietta’s internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference and included therein, and incorporated herein by reference. Such consolidated financial statements and Martin Marietta management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

TXI

The consolidated financial statements of Texas Industries, Inc. at May 31, 2014 and 2013, and for each of the three years in the period ended May 31, 2014, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and shareholders’ equity for each of the three years in the period ended May 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

July 1, 2014

CONSOLIDATED BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands except per share	May 31, 2014	May 31, 2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$72,091	$61,296
Receivables—net	158,350	126,922
Inventories	109,494	105,054
Deferred income taxes and prepaid expenses	20,503	27,294

TOTAL CURRENT ASSETS	360,438	320,566
PROPERTY, PLANT AND EQUIPMENT
Land and land improvements	174,828	172,780
Buildings	51,588	50,968
Machinery and equipment	1,661,556	1,647,460
Construction in progress	18,302	16,642

	1,906,274	1,887,850
Less depreciation and depletion	724,683	661,454

	1,181,591	1,226,396
OTHER ASSETS
Goodwill	40,072	40,575
Real estate and investments	24,752	29,471
Deferred charges and other assets	19,021	18,817

	83,845	88,863

	$1,625,874	$1,635,825

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$78,154	$69,061
Accrued interest, compensation and other	64,002	62,336
Current portion of long-term debt	2,056	1,872

TOTAL CURRENT LIABILITIES	144,212	133,269
LONG-TERM DEBT	656,282	657,935
OTHER CREDITS	81,822	91,157
SHAREHOLDERS’ EQUITY
Common stock, $1 par value; authorized 100,000 shares; issued and outstanding 28,856 and 28,572 shares, respectively	28,856	28,572
Additional paid-in capital	532,253	514,560
Retained earnings	198,238	228,686
Accumulated other comprehensive loss	(15,789)	(18,354)

	743,558	753,464

	$1,625,874	$1,635,825

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31
In thousands except per share	2014	2013	2012
NET SALES	$912,132	$697,081	$594,105
Cost of products sold	811,502	629,803	560,573

GROSS PROFIT	100,630	67,278	33,532
Selling, general and administrative	74,751	67,657	68,363
Merger charges	7,690	—	—
Restructuring charges	—	—	3,153
Interest	69,533	32,807	34,835
Other income	(17,913)	(8,926)	(73,106)

	134,061	91,538	33,245

INCOME (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	(33,431)	(24,260)	287
Income tax benefit	(1,636)	(13,766)	(1,641)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$(31,795)	$(10,494)	$1,928
NET INCOME FROM DISCONTINUED OPERATIONS	1,347	35,044	5,548

NET INCOME (LOSS)	$(30,448)	$24,550	$7,476

NET INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
Basic	$(1.11)	$(0.37)	$0.07
Diluted	$(1.11)	$(0.37)	$0.07

NET INCOME FROM DISCONTINUED OPERATIONS:
Basic	$0.05	$1.24	$0.20
Diluted	$0.05	$1.24	$0.20

NET INCOME (LOSS) PER SHARE:
Basic	$(1.06)	$0.87	$0.27
Diluted	$(1.06)	$0.87	$0.27

AVERAGE SHARES OUTSTANDING
Basic	28,681	28,163	27,914
Diluted	28,681	28,163	28,016

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31,
In thousands	2014	2013	2012
Net income (loss)	$(30,448)	$24,550	$7,476
Other comprehensive income (loss) Unrealized actuarial gains (losses) of defined benefit plans net of tax expense (benefit) of $1,516, $3,126 and $1,568, respectively	2,687	5,432	(13,449)
Reclassification of actuarial losses (gains) of defined benefit plans, net of tax benefit (expense) of $(68), $409 and $(200), respectively	(122)	712	1,713

Total other comprehensive income (loss)	2,565	6,144	(11,736)

Comprehensive income (loss)	$(27,883)	$30,694	$(4,260)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31,
In thousands	2014	2013	2012
OPERATING ACTIVITIES
Net income (loss)	$(30,448)	$24,550	$7,476
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation, depletion and amortization	77,431	59,865	60,952
Net gains on asset disposals	(8,501)	(64,425)	(67,610)
Deferred income tax (benefit) expense	2,832	3,423	(88)
Stock-based compensation expense	6,667	9,513	2,387
Other—net	(9,289)	(6,965)	1,223
Changes in operating assets and liabilities
Receivables—net	(25,950)	(27,138)	(13,303)
Inventories	(4,656)	21,433	10,829
Prepaid expenses	97	(238)	1,385
Accounts payable and accrued liabilities	17,884	13,282	6,923

Net cash provided by operating activities	26,067	33,300	10,174
INVESTING ACTIVITIES
Capital expenditures—expansions	(7,125)	(67,426)	(72,906)
Capital expenditures—other	(34,078)	(25,395)	(33,430)
Proceeds from asset disposals	11,420	18,481	66,845
Investments in life insurance contracts, net	4,871	2,467	3,354
Other—net	—	(102)	(245)

Net cash used by investing activities	(24,912)	(71,975)	(36,382)
FINANCING ACTIVITIES
Debt payments	(1,869)	(2,684)	(300)
Debt issuance costs	—	—	(1,829)
Stock option exercises	11,509	14,628	2,023
Common dividends paid	—	—	(2,091)

Net cash provided (used) by financing activities	9,640	11,944	(2,197)

Increase (decrease) in cash and cash equivalents	10,795	(26,731)	(28,405)
Cash and cash equivalents at beginning of period	61,296	88,027	116,432

Cash and cash equivalents at end of period	$72,091	$61,296	$88,027

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31,
In thousands except per share	2014	2013	2012
COMMON STOCK ($1 par value)
Balance at the beginning of the year	$28,572	$27,996	$27,887
Stock issued to employees and non-employee directors related to stock compensation plans	284	576	109

Balance at the end of the year	28,856	28,572	27,996

ADDITIONAL PAID-IN CAPITAL
Balance at the beginning of the year	514,560	488,637	481,706
Stock-based compensation	6,667	11,758	5,003
Excess tax benefits from stock-based compensation	(199)	—	—
Stock issued to employees and non-employee directors related to stock compensation plans	11,225	14,165	1,928

Balance at the end of the year	532,253	514,560	488,637

RETAINED EARNINGS
Balance at the beginning of the year	228,686	204,136	198,751
Net income (loss)	(30,448)	24,550	7,476
Common dividends paid—$.075 per share in 2012	—	—	(2,091)

Balance at the end of the year	198,238	228,686	204,136

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at the beginning of the year	(18,354)	(24,498)	(12,762)
Postretirement benefit obligation adjustments—net of tax expense (benefit) of $1,448 in 2014, $3,535 in 2013 and $(1,368) in 2012	2,565	6,144	(11,736)

Balance at the end of the year	(15,789)	(18,354)	(24,498)

TOTAL SHAREHOLDERS’ EQUITY	$743,558	$753,464	$696,271

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Texas Industries, Inc. and subsidiaries is a leading supplier of heavy construction materials in the southwestern United States through our three business segments: cement, aggregates and concrete. Our principal products are gray portland cement, produced and sold through our cement segment; stone, sand and gravel, produced and sold through our aggregates segment; and ready-mix concrete, produced and sold through our concrete segment. Our facilities are concentrated primarily in Texas, Louisiana and California. When used in these notes the terms “Company,” “we,” “us” or “our” mean Texas Industries, Inc. and subsidiaries unless the context indicates otherwise.

We have changed the name of our “consumer products” segment to “concrete” in the first quarter of fiscal 2014. This change impacts only the name of the segment to better reflect the business activity that occurs within the segment, and does not impact or change the financial information that we report through this segment.

1.    Summary of Significant Accounting Policies

Principles of Consolidation.    The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries except for a joint venture in which the Company has a 40% equity interest. The joint venture is accounted for using the equity method.

Discontinued Operations.    The prior period consolidated financial statements reflect discontinued operations as discussed in Note 2.

Estimates.    The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments.    The estimated fair value of each class of financial instrument as of May 31, 2014 and 2013 approximates its carrying value except for long-term debt having fixed interest rates. The fair value of our long-term debt is estimated based on broker/dealer quoted market prices, which are Level 2 inputs. As of May 31, 2014, the fair value of our long-term debt, including the current portion, was approximately $744.5 million compared to the carrying amount of $658.3 million. As of May 31, 2013, the fair value of our long-term debt, including the current portion, was approximately $723.2 million compared to the carrying amount of $659.8 million.

Cash and Cash Equivalents.    Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions.

Receivables.    Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer’s financial condition. If we are aware of a specific customer’s inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities.    We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that an estimable liability has been incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Legal Contingencies.    We are a defendant in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that an estimable liability has been incurred.

Inventories.    Inventories are stated at the lower of cost or market. We use the last-in, first out (“LIFO”) method to value finished products, work in process and raw material inventories excluding natural aggregate inventories. We use the average cost method to value natural aggregate finished goods and raw materials, and parts and supplies, which includes emission allowance credits. Our natural aggregate inventory includes a reserve against volumes in excess of an average twelve-month period of actual sales.

We recognize the emission allowance credits issued by the regulatory agency (CARB) at zero cost and average them with the cost of additional credits that we purchase from state approved sources.

Long-lived Assets.    Management reviews long-lived assets on a facility by facility basis for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. Estimates of future cash flows reflect management’s belief that it operates in a cyclical industry.

Property, plant and equipment is recorded at cost. Costs incurred to construct certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset. Interest is capitalized during the construction period of qualified assets based on the average amount of accumulated expenditures and the weighted average interest rate applicable to borrowings outstanding during the period. If accumulated expenditures exceed applicable borrowings outstanding during the period, capitalized interest is allocated to projects under construction on a pro rata basis. Provisions for depreciation are computed generally using the straight-line method. Useful lives for our primary operating facilities range from 10 to 25 years with certain cement facility structures having useful lives of 40 years. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. The costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. All production phase stripping costs are recognized as costs of the inventory produced during the period the stripping costs are incurred. Maintenance and repairs are charged to expense as incurred.

Goodwill and Goodwill Impairment.    Management tests goodwill for impairment annually by reporting unit in the fourth quarter of our fiscal year. Management elected optional use of the qualitative assessment provided by the accounting guidance as part of its annual testing. The accounting guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If this is concluded to be the case then management would proceed with the quantitative impairment test using a two-step process. Otherwise, the quantitative impairment test is not required.

The first step of the quantitative impairment test identifies potential impairment by comparing the fair value of a reporting unit to its carrying value including goodwill. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the reporting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

Goodwill resulting primarily from the acquisitions of ready-mix operations in Texas and Louisiana and identified with our concrete operations has a carrying value of $40.1 million at May 31, 2014 and $40.6 million at May 31, 2013, all of which is amortizable for income tax purposes. Based on a qualitative assessment performed as of March 31, 2014, it was determined that it was not more likely than not that the fair value of the reporting unit was less than its carrying value, and therefore, no impairment was indicated.

On March 22, 2013, our subsidiaries exchanged their expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries, Inc. in east Texas and southwest Arkansas. Pursuant to the agreements, we transferred our expanded shale and clay manufacturing facilities in Streetman, Texas; Boulder, Colorado and Frazier Park, California; and our DiamondPro® product line in exchange for 42 ready-mix concrete plants stretching from Texarkana to Beaumont in east Texas and in southwestern Arkansas, two aggregate distribution facilities in Beaumont and Port Arthur, Texas, and related assets. The exchange resulted in the acquisition of ready-mix property, plant and equipment of $25.3 million and $38.4 million in goodwill. These values reflect the fair value determinations using inputs classified as Level 2 and 3. The goodwill represents the excess of the fair value of the purchase consideration over the net tangible assets acquired in the exchange, and constitutes a combination of factors including operational synergies, increased vertical integration, and the entrance into new geographical markets. The operating results of the acquired ready-mix operations are reported in our concrete segment.

Income Taxes.    Texas Industries, Inc. (the parent company) joins in filing a consolidated return with its subsidiaries based on federal and certain state tax filing requirements. Certain subsidiaries also file separate state income tax returns. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member. We recognize and classify deferred income taxes using an asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effect of temporary differences between the financial statements and the tax basis of assets and liabilities, as measured by current enacted tax rates.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the year the tax returns are filed.

The amount of income tax we pay is subject to ongoing audits by federal and state authorities which may result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We account for these uncertain tax issues using a two-step approach to recognizing and measuring uncertain tax positions taken or expected to be taken in a tax return. The first step determines if the weight of available evidence indicates

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step measures the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters differs from the amounts recorded, such differences generally will impact our provision for income taxes in the period in which such a determination is made. Our provisions for income taxes include the impact of reserve provisions and changes to reserves that are considered appropriate including related interest and penalties.

Management reviews our deferred tax position and in particular our deferred tax assets whenever circumstances indicate that the assets may not be realized in the future and recognizes a valuation allowance unless such deferred tax assets were deemed more likely than not to be recoverable. The ultimate realization of these deferred tax assets is dependent upon various factors including the generation of taxable income during future periods. In determining the need for a valuation allowance, we consider such factors as historical earnings, the reversal of existing temporary differences, prior taxable income (if carryback is permitted under the tax law), and prudent and feasible tax planning strategies, and future taxable income. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time. See further discussion in Note 9.

Real Estate and Investments.    Surplus real estate and real estate acquired for development of high quality industrial, office or multi-use parks totaled $6.5 million at May 31, 2014 and $7.3 million at May 31, 2013.

Investments include life insurance contracts purchased in connection with certain of our benefit plans. The contracts, recorded at their net cash surrender value, totaled $1.1 million (net of distributions of $97.9 million plus accrued interest and fees) at May 31, 2014 and $1.1 million (net of distributions of $99.8 million plus accrued interest and fees) at May 31, 2013. We can elect to receive distributions chargeable against the cash surrender value of the policies in the form of borrowings or withdrawals or we can elect to surrender the policies and receive their net cash surrender value.

Investment in Joint Venture.    We own a 40% equity interest in a joint venture based in Waco, Texas that operates ready-mix plants serving the central Texas market. The day to day business operations are managed by the 60% partner in the venture. We supply cement to the joint venture. The debt of the joint venture is secured by the underlying assets of the joint venture. In addition, our partner has guaranteed 100% of the debt of the joint venture. We were released in the second quarter of fiscal year 2014 from our 50% guarantee of the debt of the joint venture. See further discussion of joint venture debt under Guarantee of Joint Venture Debt in Note 4.

Our investment totaled $17.1 million at May 31, 2014 and $14.9 million at May 31, 2013. Our equity in income from the joint venture was $3.8 million in 2014 and $2.7 million in 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Charges and Other Assets.    Deferred charges and other assets totaled $19.0 million at May 31, 2014 and $18.8 million at May 31, 2013, of which debt issuance costs totaled $9.2 million at May 31, 2014 and $11.1 million at May 31, 2013. The costs are amortized over the term of the related debt. Other assets include $5.6 million and $2.9 million representing various miscellaneous receivables as of May 31, 2014, and 2013, respectively.

Deferred Taxes and Other Credits.    Other credits totaled $81.8 million at May 31, 2014 and $91.2 million at May 31, 2013 and are composed primarily of liabilities related to our retirement plans, deferred compensation agreements, deferred income taxes and asset retirement obligations.

Asset Retirement Obligations.    We record a liability for legal obligations associated with the retirement of our long-lived assets in the period in which it is incurred if an estimate of fair value of the obligation can be made. The discounted fair value of the obligations incurred in each period are added to the carrying amount of the associated assets and depreciated over the lives of the assets. The liability is accreted at the end of each period through a charge to operating expense. A gain or loss on settlement is recognized if the obligation is settled for other than the carrying amount of the liability.

We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management’s assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates.

Changes in asset retirement obligations are as follows:

In thousands	2014	2013
Balance at beginning of period	$2,653	$3,879
Additions	83	80
Accretion expense	246	175
Settlements	(354)	(1,481)

Balance at end of period	$2,628	$2,653

Accumulated Other Comprehensive Loss.    Amounts recognized in accumulated other comprehensive loss represent adjustments related to a defined benefit retirement plan and a postretirement health benefit plan covering approximately 600 employees and retirees of our California cement subsidiary. The amounts totaled $15.8 million (net of tax of $1.0 million) at May 31, 2014 and $18.4 million (net of tax of $2.5 million) at May 31, 2013. The pre-tax reclassification for the fiscal years ended May 31, 2014, 2013, and 2012 were less than $(0.2) million, $1.1 million and $1.9 million, respectively, and affected salaries and employee benefits expense which is allocated to costs of products sold and to selling, general, and administrative in the consolidated statement of operations.

Net Sales.    Sales are recognized when title has transferred and products are delivered. We include delivery fees in the amount we bill customers to the extent needed to recover our cost of freight and delivery. Net sales are presented as revenues and include these delivery fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Income.    Other income includes gains from the sale or exchange of operating assets, royalties, joint venture income and emission credits. Other income in total was $17.9 million in 2014, $8.9 million in 2013 and $73.1 million in 2012.

In July 2011, we entered into an asset exchange transaction with CEMEX USA in which we acquired three ready-mix concrete plants and a sand and gravel plant that serve the Austin, Texas metropolitan market. In exchange, we transferred to CEMEX USA seven ready-mix concrete plants in the Houston, Texas market, and we designated four non-operating ready-mix plant sites in the Houston area as surplus real estate. The exchange resulted in the acquisition of ready-mix and aggregate property, plant and equipment of $6.1 million and the recognition of a gain of $1.6 million in 2012. The gain from the transaction and the operating results of the acquired ready-mix operations are reported in our concrete segment, and the operating results of the acquired sand and gravel operations are reported in our aggregates segment.

In November 2011, we entered into a joint venture agreement with Ratliff Ready-Mix, L.P., a ready-mix operator based in Waco, Texas. We contributed seven of our central Texas ready-mix plants and certain related assets to the joint venture. The fair value of our 40% equity interest in the joint venture at the time of the formation was $13.0 million which resulted in the recognition of a gain of $8.9 million in 2012. The gain from the transaction and our proportional share of the joint venture operating results are reported in our concrete segment.

In April 2012, we sold our Texas-based package products operations to Bonsal American, a unit of Oldcastle, Inc. The transaction included five production facilities that serve the Texas market from the Dallas-Fort Worth area of north Texas to the Houston area of south Texas and extending through Austin and central Texas. The sale resulted in the recognition of a gain of $30.9 million in 2012. As a part of the agreement, we have entered into a long-term cement supply agreement with Bonsal American and will continue to produce and sell packaged cement and masonry cements in the Texas region. The gain from the transaction is reported in our concrete segment.

In April 2012, we sold our aggregate rail distribution terminal and associated assets located in Stafford, Texas to Lex Missouri City, LP which resulted in the recognition of a gain of $20.8 million in 2012 that is reported in our aggregates segment.

Routine sales of surplus operating assets and real estate resulted in gains of $8.5 million in 2014, $2.8 million in 2013, and $5.4 million in 2012. We have sold emissions credits associated with our Crestmore cement plant in Riverside, California resulting in gains of $2.5 million in 2012.

In addition, we have entered into various oil and gas lease agreements on property we own in north Texas. The terms of the agreements include the payment of a lease bonus and royalties on any oil and gas produced on the properties. Lease bonus payments and royalties on oil and gas produced resulted in income of $1.1 million in 2014, $0.4 million in 2013 and $1.3 million in 2012. We cannot predict what the level of future royalties, if any, will be.

Merger Charges.    Merger related expenses were $7.7 million at May 31, 2014. See Note 12.

Restructuring Charges.    We recorded restructuring charges of $3.2 million in 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial-based Incentive Plans.    All personnel employed as of May 31 and not participating in a production-based incentive awards plan share in our pretax income for the year then ended based on predetermined formulas. The duration of most of the plans is one year. Certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Compensation Committee of the Board of Directors. The amount of financial-based incentive compensation included in selling, general and administrative expense was $1.3 million in 2014, $1.5 million in 2013 and $5.0 million in 2012.

Stock-based Compensation.    We have provided stock-based compensation to employees and non-employee directors in the form of non-qualified and incentive stock options, restricted stock, stock appreciation rights, deferred compensation agreements and stock awards. The Company began issuing restricted stock units subject to service-based only conditions to employees in fiscal year 2013. In addition, the Company issued restricted stock units subject to market- and service-based conditions to employees during the fiscal year ended May 31, 2014.

We use the Black-Scholes option-pricing model to determine the fair value of stock options granted as of the date of grant. Options with graded vesting are valued as single awards and the related compensation cost is recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures.

We use the closing stock price on the date of grant to determine the fair value of restricted stock units subject to service-based only conditions. The restricted stock units subject to service-based only conditions cliff vest at the end of a four year term, and we valued them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period adjusted for estimated forfeitures.

We use a Monte Carlo simulation to determine the fair value of restricted stock units subject to market- and service-based conditions. The restricted stock units subject to market- and service-based conditions cliff vest at the end of a four year term subject to the achievement of market conditions, and we valued them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period adjusted for estimated forfeitures.

We used the closing stock price on the date of grant to determine the fair value of stock awards and restricted stock awards. Prior to our executing the January 4, 2013 stock appreciation rights agreement and the deferred compensation agreements, we recorded a liability, which was included in other credits, for deferred compensation agreements and stock awards expected to be settled in cash, based on their fair value at the end of each period until such awards are paid. See further discussion in Note 7.

Earnings Per Share (“EPS”).    Income or loss allocated to common shareholders adjusts net income or loss for the participation in earnings of unvested restricted shares outstanding.

Basic weighted-average number of common shares outstanding during the period includes contingently issuable shares and excludes outstanding unvested restricted shares. Contingently issuable shares outstanding at May 31, 2014, 2013 and 2012 relate to deferred compensation agreements in which directors elected to defer their fees. The deferred compensation is denominated in shares of our common stock and issued in accordance with the terms of the agreement subsequent to retirement or separation from us. The shares are considered contingently issuable because the director has an unconditional right to the shares to be issued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Diluted weighted-average number of common shares outstanding during the period adjusts basic weighted-average shares for the dilutive effect of stock options, restricted shares, restricted stock units and awards.

Basic and Diluted EPS are calculated as follows:

In thousands except per share	2014	2013	2012
Earnings
Net income (loss) from continuing operations	$(31,795)	$(10,494)	$1,928
Net income from discontinued operations	1,347	35,044	5,548
Unvested restricted share and unit participation	—	—	(3)

Income (loss) allocated to common shareholders	$(30,448)	$24,550	$7,473

Shares
Weighted-average shares outstanding	28,681	28,175	27,927
Contingently issuable shares	5	4	2
Unvested restricted shares	(5)	(16)	(15)

Basic weighted-average shares	28,681	28,163	27,914
Stock option, restricted share, and award dilution	—	—	102

Diluted weighted-average shares(1)	28,681	28,163	28,016

Net income (loss) from continuing operations
Basic	$(1.11)	$(0.37)	$0.07
Diluted	$(1.11)	$(0.37)	$0.07

Net income (loss) from discontinued operations
Basic	$0.05	$1.24	$0.20
Diluted	$0.05	$1.24	$0.20

Net income (loss) per share
Basic	$(1.06)	$0.87	$0.27
Diluted	$(1.06)	$0.87	$0.27

(1) Shares excluded due to antidilutive effect of stock options, restricted shares, restricted stock units and awards	595	807	1,280

Recently Issued Accounting Guidance.    In July 2013, the Financial Accounting Standards Board (FASB) issued new accounting guidance on the presentation of unrecognized tax benefits. This new guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The new guidance becomes effective for us in our first quarter of fiscal 2015 with earlier adoption permitted, and should be applied prospectively with retroactive application permitted. We are currently evaluating the impact of the new guidance, and do not expect it to have a material effect on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2014, the FASB issued new guidance which changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. The new guidance is effective for annual and interim periods beginning after December 15, 2014. We are currently evaluating the impact of the new guidance, and its effect on our consolidated financial statements will depend on the nature, terms and size of business disposals completed after the effective date.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers,” (ASU 2014-09) which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on June 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the impact of the new guidance.

2.    Discontinued Operations

On March 22, 2013, our subsidiaries exchanged their expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries, Inc. in east Texas and southwest Arkansas. Pursuant to the agreements, we transferred our expanded shale and clay manufacturing facilities in Streetman, Texas; Boulder, Colorado and Frazier Park, California; and our DiamondPro® product line in exchange for 42 ready-mix concrete plants stretching from Texarkana to Beaumont in east Texas and in southwestern Arkansas, two aggregate distribution facilities in Beaumont and Port Arthur, Texas, $8.5 million in cash, and related assets. The pre-tax gain of $41.1 million resulting from the sale of the expanded shale and clay lightweight aggregates manufacturing business along with its operational results are reported as discontinued operations in fiscal year 2013.

The following table summarizes the revenue, earnings before and net of income tax expense on all discontinued operations for the years ended:

In thousands	2014	2013	2012
Revenue from discontinued operations	$—	$47,484	$52,898
Income from discontinued operations, before taxes (2013 includes gain on sale of discontinued operations of $41.1 million)	$2,072	$52,574	$8,187
Income from discontinued operations, net of taxes	$1,347	$35,044	$5,548

3.    Working Capital

Working capital totaled $216.2 million at May 31, 2014 compared to $187.3 million at May 31, 2013. Selected components of working capital are summarized below.

Receivables consist of:

	May 31,	May 31,
In thousands	2014	2013
Trade notes and accounts receivable	$157,442	$126,070
Other	908	852

	$158,350	$126,922

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trade notes and accounts receivable are presented net of allowances for doubtful receivables of $2.0 million at May 31, 2014 and $2.3 million at May 31, 2013. Provisions for bad debts charged to expense were $2.0 million in 2014, $1.0 million in 2013 and $0.5 million in 2012.

Inventories consist of:

In thousands	2014	2013
Finished products	$8,245	$5,267
Work in process	9,094	8,630
Raw materials	20,877	20,090

Total inventories at LIFO cost	38,216	33,987
Natural Aggregates:
Finished products	20,780	21,836
Raw materials	477	378
Parts and supplies, and other	50,021	48,853

Total inventories at average cost	71,278	71,067

Total inventories	$109,494	$105,054

All inventories are stated at the lower of cost or market. Finished products, work in process and raw material inventories, excluding natural aggregate inventories, are valued using the last-in, first-out (“LIFO”) method. Natural aggregate finished products and raw material inventories, parts and supplies inventories, and emission allowance credits are valued using the average cost method. If the average cost method (which approximates current replacement cost) had been used for all of these inventories, inventory values would have been higher by $21.9 million as of May 31, 2014 and $20.7 million as of May 31, 2013. During each of the three years in the period ended May 31, 2014 certain inventory quantities were reduced, which resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect of the liquidations was to decrease cost of products sold by approximately $0.5 million in 2014, $1.3 million in 2013, $3.9 million 2012.

Accrued interest, compensation and other consist of:

In thousands	2014	2013
Interest	$17,707	$17,801
Compensation and employee benefits	18,370	15,439
Casualty insurance claims	17,520	15,890
Income taxes	2,091	4,666
Property taxes and other	8,314	8,540

	$64,002	$62,336

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Long-Term Debt

Long-term debt consists of:

In thousands	2014	2013
Senior secured revolving credit facility expiring in 2016	$—	$—
9.25% Senior notes due 2020 issued August 10, 2010 at par value	650,000	650,000
Other	6,121	7,505

	656,121	657,505
Capital lease obligations	1,972	2,057
Other contract obligations	245	245

	658,338	659,807
Less current portion	2,056	1,872

	$656,282	$657,935

Senior Secured Revolving Credit Facility.    On August 25, 2011, we amended and restated our credit agreement and the associated security agreement. The credit agreement continues to provide for a $200 million senior secured revolving credit facility with a $50 million sub-limit for letters of credit and a $15 million sub-limit for swing line loans. The credit facility matures on August 25, 2016. Amounts drawn under the credit facility bear annual interest either at the LIBOR rate plus a margin of 2.00% to 2.75% or at a base rate plus a margin of 1.0% to 1.75%. The base rate is the higher of the federal funds rate plus 0.5%, the prime rate established by Bank of America, N.A. or the one-month LIBOR rate plus 1.0%. The interest rate margins are determined based on the Company’s fixed charge coverage ratio. The commitment fee calculated on the unused portion of the credit facility ranges from 0.375% to 0.50% per year based on the Company’s average daily loan balance. We may terminate the credit facility at any time.

The amount that can be borrowed under the credit facility is limited to an amount called the borrowing base. The borrowing base may be less than the $200 million stated principal amount of the credit facility. The borrowing base is calculated based on the value of our accounts receivable, inventory and mobile equipment in which the lenders have a security interest. In addition, by mortgaging tracts of its real property to the lenders, the Company may increase the borrowing base by an amount beginning at $20 million and declining to $10.7 million at the maturity of the credit facility.

The borrowing base under the agreement was $159.8 million as of May 31, 2014. We are not required to maintain any financial ratios or covenants unless an event of default occurs or the unused portion of the borrowing base is less than $25 million, in which case we must maintain a fixed charge coverage ratio of at least 1.0 to 1.0. At May 31, 2014, our fixed charge coverage ratio was 1.14 to 1.0. No borrowings were outstanding at May 31, 2014; however, $32.2 million of the borrowing base was used to support letters of credit. As a result, the maximum amount we could borrow as of May 31, 2014 was $127.6 million.

All of our consolidated subsidiaries have guaranteed our obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of our existing and future consolidated accounts, inventory, equipment, intellectual property and other personal property, and in all of our equity interests in present and future domestic subsidiaries and 66% of the equity interest in any future foreign subsidiaries, if any.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The credit agreement contains a number of covenants restricting, among other things, prepayment or redemption of our senior notes, distributions and dividends on and repurchases of our capital stock, acquisitions and investments, indebtedness, liens and affiliate transactions. We are permitted to pay cash dividends on our common stock as long as the credit facility is not in default, the fixed charge coverage ratio is greater than 1.0 to 1.0 and borrowing availability under the borrowing base is more than $40 million. When our fixed charge coverage ratio is less than 1.0 to 1.0, we are permitted to pay cash dividends on our common stock not to exceed $2.5 million in any single instance (which shall not occur more than four times in any calendar year) or $10 million in the aggregate during any calendar year as long as the credit facility is not in default and borrowing availability is more than the greater of $60 million or 30% of the aggregate commitments of all lenders. For this purpose, borrowing availability is equal to the borrowing base less the amount of outstanding borrowings less the amount used to support letters of credit. We were in compliance with all of our loan covenants as of May 31, 2014.

9.25% Senior Notes.    On August 10, 2010, we sold $650 million aggregate principal amount of our 9.25% senior notes due 2020 at an offering price of 100%. The notes were issued under an indenture dated as of August 10, 2010 (the “Indenture”). The net proceeds were used to purchase or redeem all of our outstanding 7.25% senior notes due 2013, with additional proceeds available for general corporate purposes.

At May 31, 2014, we had $650 million aggregate principal amount of 9.25% senior notes outstanding. Under the Indenture, at any time on or prior to August 15, 2015, we may redeem the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. On and after August 15, 2015, we may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2015	104.625%
2016	103.083%
2017	101.542%
2018 and thereafter	100.000%

We may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest, if we experience a change of control.

All of our consolidated subsidiaries are 100% owned and provide joint and several, full and unconditional guarantees of the 9.25% senior notes. There are no significant restrictions on the parent company’s ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on the guarantor subsidiary’s ability to obtain funds from the parent company or its direct or indirect subsidiaries. The Indenture governing the notes contains affirmative and negative covenants that, among other things, limit our and our subsidiaries’ ability to pay dividends on or redeem or repurchase stock, make certain investments, incur additional debt or sell preferred stock, create liens, restrict dividend payments or other payments from subsidiaries to the Company, engage in consolidations and mergers or sell or transfer assets, engage in sale and leaseback transactions, engage in transactions with affiliates, and sell stock in our subsidiaries. We are not required to maintain any affirmative financial ratios or covenants. We were in compliance with all of our covenants as of May 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other.    Principal payments due on long-term debt, excluding capital lease and other contract obligations, during each of the five years subsequent to May 31, 2014 are $2.1 million, $1.9 million, $1.7 million, $0.4 million and $0.1 million. Total amount of interest incurred was $69.5 million in 2014, $69.3 million in 2013 and $68.5 million in 2012, of which none in 2014, $36.5 million in 2013 and $33.7 million in 2012 was capitalized. The total amount of interest paid in cash was $67.7 million in 2014, $66.4 million in 2013 and $66.3 million in 2012.

Guarantee of Joint Venture Debt.    We have been released from our 50% guarantee of the joint venture’s debt, which was refinanced in November, 2013. See further discussion of the joint venture under Investment in Joint Venture in Note 1.

5.    Commitments

Operating Leases.    We lease certain mobile and other equipment, office space and other items which in the normal course of business may be renewed or replaced by subsequent leases. Total expense for such operating leases (other than for mineral rights) was $20.9 million in 2014, $15.6 million in 2013 and $14.5 million in 2012. Total future payments under non-cancelable operating leases with an initial or remaining term of more than one year were $72.0 million at May 31, 2014. Estimated lease payments for each of the five succeeding years are $17.7 million, $14.0 million, $14.6 million, $10.1 million and $7.3 million.

Purchase Obligations.    We purchase coal for use in our operations under long-term supply contracts that, in certain cases, require minimum transportation charges. In addition, we purchase mining services at our north Texas cement plant under a long-term contract that contains provisions for minimum payments. We expect to utilize these required amounts of material and services in the normal course of business operations. Total cost incurred under contracts requiring minimum purchases or payments was $6.3 million in 2014, $6.9 million in 2013 and $16.1 million in 2012. Total future minimum payments under the contracts were $20.5 million at May 31, 2014. Estimated minimum payments for each of the five succeeding years are $6.3 million, $6.3 million, $6.3 million, $6.3 million and $1.6 million.

We entered into a long-term contract with a power supplier during the construction of our Oro Grande, California cement plant which included the construction of certain power facilities at the plant. We recognized a capital lease obligation of $2.4 million related to payment obligations under the power supply contract related to these facilities. The total future commitment under the contract, including maintenance services to be provided by the power supplier, related to these facilities was $4.9 million at May 31, 2014. Payments for each of the five succeeding years are $0.4 million per year.

6.    Shareholders’ Equity

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 40,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. No shares of $5 Cumulative Preferred Stock or Series B Junior Participating Preferred Stock were outstanding as of May 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Stock-Based Compensation Plans

The Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (the “2004 Plan”) provides that, in addition to other types of awards, non-qualified and incentive stock options to purchase Common Stock may be granted to employees and non-employee directors at market prices at date of grant. This plan also provides for the granting of restricted stock units (“RSUs”).

Options become exercisable in installments beginning one year after the date of grant and expire 10 years after the date of grant. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. Options with graded vesting are valued as single awards and the compensation cost recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. No options were granted during 2014 or 2013.

The following table sets forth the information about the weighted-average grant date fair value of options granted during the fiscal year ended May 31, 2012 and the weighted-average assumptions used for such grants.

2012
Weighted average grant date fair value	$13.80
Weighted average assumptions used:
Expected volatility	.450
Expected option term in years	6.7
Risk-free interest rate	1.31%
Expected dividend yield	.02%

Expected volatility is based on an analysis of historical volatility of our common stock. Expected option term is the period of time that options granted are expected to be outstanding and is derived by analyzing the historical option exercise experience of our optionees. Risk-free interest rate is determined using the implied yield currently available for zero coupon U.S. treasury issues with a remaining term equal to the expected term of the option. Expected dividend yield is based on the approved annual dividend rate in effect and the market price of our common stock at the time of grant.

A summary of option transactions for the three years ended May 31, 2014, follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at May 31, 2011	1,972,441	$39.58

Granted	389,850	$29.75
Exercised	(105,269)	$21.44
Canceled	(111,452)	$42.31

Outstanding at May 31, 2012	2,145,570	$38.54

Exercised	(560,097)	$32.90
Canceled	(76,940)	$37.72

Outstanding at May 31, 2013	1,508,533	$40.68

Exercised	(269,305)	$42.68
Canceled	(30,348)	$62.51

Outstanding at May 31, 2014	1,208,880	$39.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options exercisable at May 31 were 827,620 for 2014, 878,423 for 2013, and 1,160,420 for 2012 at a weighted-average option price of $42.34, $45.95 and $42.59 respectively. The following table summarizes information about stock options outstanding as of May 31, 2014.

	Range of Exercise Prices
	$16.04 - $29.38	$33.57 - $48.60	$50.63 - $70.18
Options outstanding
Shares outstanding	423,109	509,706	276,065
Weighted-average remaining life in years	6.6	5.1	2.52
Weighted-average exercise price	$27.82	$39.70	$57.83
Options exercisable
Shares exercisable	223,249	328,306	276,065
Weighted-average remaining life in years	5.7	4.5	2.52
Weighted-average exercise price	$26.43	$40.14	$57.83

Outstanding options expire on various dates to January 11, 2022. As of May 31, 2014, there were 2,700,239 shares available for future awards under the 2004 Plan.

As of May 31, 2014, the aggregate intrinsic value (the difference in the closing market price of our common stock of $85.89 and the exercise price to be paid by the optionee) of stock options outstanding was $55.9 million. The aggregate intrinsic value of exercisable stock options at that date was $36.0 million. The total intrinsic value for options exercised (the difference in the market price of our common stock on the exercise date and the price paid by the optionee to exercise the option) was $8.7 million in 2014, $15.1 million in 2013, and $1.0 million in 2012.

We began issuing RSUs subject to service-based only conditions to employees in fiscal 2013. In fiscal year 2014, we began issuing RSUs subject to market- and service-based conditions to employees. All RSUs vest at the end of a four year term subject to achievement of market conditions for those RSUs with market conditions. We determine the fair value of RSUs subject to service-based only conditions using the closing stock price on the date of grant, and value them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period, adjusted for estimated forfeitures. We determine the fair value of RSUs subject to market- and service-based conditions using a Monte Carlo simulation, and value them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period, adjusted for estimated forfeitures. Employees received 85,219 RSUs during the fiscal year ended May 31, 2014 with a closing stock price on the date of grant of $70.68, of which 54,512 are market- and service-based awards and the remaining are service-based awards. The total fair value for the market- and service-based RSUs granted in 2014 is $2,919,970, and the underlying valuation inputs included a risk-free interest rate of ..78% and a range of volatilities of 18% to 71%. Employees received 95,120 service-based RSUs during the fiscal year ended May 31 2013, with a closing stock price on the date of grant of $55.92.

We have provided additional stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program which was settled during fiscal year 2012. At May 31, 2014, outstanding stock appreciation rights totaled 133,315 shares and deferred compensation agreements to be settled in common stock totaled 5,495 shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common stock totaling 3.9 million shares at May 31, 2014 and 4.2 million shares at May 31, 2013 have been reserved for the settlement of stock-based compensation.

Total stock-based compensation included in selling, general and administrative expense was $6.7 million in 2014, $9.5 million in 2013 and $2.4 million in 2012. Prior to effects of the January 4, 2013 stock appreciation rights agreement and the deferred compensation agreements noted below, the impact of changes in our company’s stock price on stock-based awards previously accounted for as liabilities increased stock-based compensation $4.7 million in 2013 and reduced stock-based compensation $2.6 million in 2012.

We did not recognize any tax expense or benefit in our statements of operations for stock-based compensation in fiscal year 2014. Total tax expense recognized in our statements of operations for stock-based compensation was $1.0 million in fiscal year 2013 and less than $0.1 million in fiscal year 2012. No cash tax benefit was realized for stock-based compensation in fiscal years 2014, 2013 or 2012.

As of May 31, 2014, the total unrecognized stock-based compensation expense was $11.2 million. We currently expect to recognize approximately $4.7 million of this expense in fiscal year 2015, $3.9 million in fiscal year 2016, $2.5 million in fiscal year 2017 and $0.1 million in fiscal year 2018.

Effective January 4, 2013, the outstanding stock appreciation rights agreement was extended and modified to require settlement in shares instead of cash. Also effective December 28, 2012, deferred compensation agreements totaling 101,790 shares were settled with shares. The results of these changes were insignificant to compensation expense. In addition, as a result of the changes, the Company no longer experiences volatility in compensation expense due to the changes in the Company’s stock price.

8.    Retirement Plans

Defined Benefit Plans.    Approximately 600 employees and retirees of our subsidiary, Riverside Cement Company, are covered by a defined benefit pension plan and a postretirement health benefit plan. In addition, substantially all of our executive and certain managerial employees are covered by a series of financial security plans that are non-qualified defined benefit plans. The financial security plans require deferral of a portion of a participant’s salary and provide retirement, death and disability benefits to participants. We use a measurement date of May 31 for each of our pension and postretirement benefit plans.

The Riverside defined benefit pension plan (“Pension Plan”) was amended during the first quarter of fiscal year 2013. This amendment provides that all benefit accruals under the Pension Plan shall cease effective December 31, 2012 and the Pension Plan was frozen as of that date. The amendment was designed to reduce future pension costs and provide that, effective December 31, 2012, all future benefit accruals under the Pension Plan will automatically cease for all participants, and the accrued benefits under the Pension Plan were determined and frozen as of that date.

The Riverside postretirement health benefit plan (“Benefit Plan”) was amended effective January 1, 2014. This amendment discontinued medical coverage for all retirees and the subsidy for Medicare eligible retirees. The Benefit Plan continues to provide a subsidy to retirees not eligible for Medicare.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expenses associated with our defined benefit pension plan, postretirement health benefit plan, and financial security plans are included in the computation of total employee benefit cost, which is allocated to cost of products sold and to selling, general, and administrative in the consolidated statements of operations.

The pension and other benefit obligations recognized on our consolidated balance sheets totaled $71.7 million at May 31, 2014 and $77.1 million at May 31, 2013, of which $3.9 million at May 31, 2014 and $3.8 million at May 31, 2013 were classified as current liabilities.

The cumulative postretirement benefit plan adjustment recognized as other comprehensive loss on our consolidated balance sheets totaled $15.8 million (net of tax of $1.0 million) at May 31, 2014 and $18.4 million (net of tax of $2.5 million) at May 31, 2013.

The pretax changes in accumulated other comprehensive loss consist of the following:

	Pension Benefits		Other Benefits
In thousands	2014	2013	2014	2013
Net actuarial loss at beginning of year	$21,120	$28,968	$2,460	$5,066
Amortization of actuarial loss	(615)	(1,381)	(226)	(515)
Current period net actuarial loss (gain)	120	(6,467)	(4,323)	(2,091)

Net actuarial loss at the end of year	$20,625	$21,120	$(2,089)	$2,460

Net prior service credit at beginning of year	$—	$—	$(2,770)	$(3,545)
Amortization of prior service credit	—	—	1,031	775

Net prior service credit at the end of year	$—	$—	$(1,739)	$(2,770)

The pretax amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic postretirement benefit cost (credit) in 2015 are as follows:

In thousands	Pension Benefits	Other Benefits
Net actuarial loss	$664	$279
Prior service credit	—	(1,388)

	$664	$(1,109)

Riverside Defined Benefit Plans.    The amount of the defined benefit pension plan and postretirement health benefit plan expense for the fiscal year ended May 31 was as follows:

	Defined Pension Benefit			Health Benefit
In thousands	2014	2013	2012	2014	2013	2012
Service cost	$—	$339	$537	$73	$106	$98
Interest cost	2,733	2,613	3,040	196	352	415
Expected return on plan assets	(3,404)	(3,059)	(3,108)	—	—	—
Amortization of prior service credit	—	—	—	(1,031)	(775)	(775)
Amortization of net actuarial loss	615	1,381	1,722	226	515	566

	$(56)	$1,274	$2,191	$(536)	$198	$304

Weighted average assumptions used to determine net cost
Assumed discount rate	4.50%	3.90%	5.35%	4.55%	4.35%	5.35%
Assumed long-term rate of return on pension plan assets	7.30%	7.30%	7.60%	—	—	—
Average long-term pay progression	N/A	3.00%	3.00%	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrecognized prior service costs and credits and actuarial gains or losses for these plans are recognized in a systematic manner over the remaining service periods of active employees expected to receive benefits under these plans.

We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as are considered appropriate. We expect to make contributions of $2.7 million in 2015.

Obligation and asset data for the defined benefit pension plan and postretirement health benefit plan at May 31 were as follows:

	Defined Pension Benefit		Health Benefit
In thousands	2014	2013	2014	2013
Change in projected benefit obligation
Benefit obligation at beginning of year	$62,389	$66,121	$6,293	$8,168
Service cost	—	339	73	106
Interest cost	2,733	2,613	196	352
Participant contributions	—	—	87	168
Amendment/Curtailment	—	(2,228)	(4,539)	—
Benefits paid	(3,566)	(3,511)	(218)	(410)
Actuarial loss (gain)	1,718	(945)	235	(2,091)

Benefit obligation at end of year	$63,274	$62,389	$2,127	$6,293

Change in plan assets
Fair value of plan assets at beginning of year	$47,174	$40,028	$—	$—
Actual return on plan assets	5,002	6,353	—	—
Employer contributions	2,308	4,304	131	241
Benefits paid	(3,566)	(3,511)	(131)	(241)

Fair value of plan assets at end of year	$50,918	$47,174	$—	$—

Funded status at end of year	$(12,356)	$(15,215)	$(2,127)	$(6,293)

Weighted average assumptions used to determine benefit obligations
Assumed discount rate	4.40%	4.50%	4.25%	4.55%

Accumulated benefit obligation for the defined benefit pension plan was $63.3 million at May 31, 2014 and $62.4 million at May 31, 2013.

The estimated future benefit payments under the defined benefit pension plan for each of the five succeeding years are $3.5 million, $3.6 million, $3.7 million, $3.8 million and $3.9 million and for the five-year period thereafter an aggregate of $20.0 million.

Authoritative accounting guidance for fair value measures provides a framework for measuring fair value. The framework establishes a three-level value hierarchy based on the nature of the information used to measure fair value. The fair value of all the defined benefit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pension plan assets is based on quoted prices in active markets for identical assets which are considered Level 1 inputs within the hierarchy. The total estimated fair value of the plan assets at May 31 were as follows:

In thousands	2014	2013
Cash and cash equivalents	$920	$969
Mutual funds
Equity	31,088	28,713
Fixed income	18,910	17,492

Fair value of plan assets at end of year	$50,918	$47,174

The plan fiduciaries set the long-term strategic investment objectives for the defined benefit pension plan assets. The objectives include preserving the funded status of the trust and balancing risk and return. Investment performance and plan asset mix are periodically reviewed with external consultants. Plan assets are currently allocated to the fixed income and equity categories of investments in a manner that varies in the short term, but has a long term objective of averaging approximately 60% in equity securities and 40% in fixed income securities. Within these categories, investments are allocated to multiple asset classes. The expected long-term rate of return on plan assets of 7.30% for 2014 was determined by considering historical and expected returns for each asset class and the effect of periodic asset rebalancing and, for underperforming assets, reallocations. The current allocation of plan assets has a long-term historical rate of return that exceeds the plan objectives. While historical returns are not guarantees of future performance, these allocations are expected to meet the objectives of the plan.

The actual defined benefit pension plan asset allocation at May 31, 2014 and 2013, and the target asset allocation for 2015, by asset category were as follows

% of Plan Assets	2014	2013	Target 2015
Equity securities	61%	61%	60%
Fixed income securities	39%	39%	40%

	100%	100%	100%

The assumed health care cost trend rate for the next year attributed to all participant age groups is 9% declining to an ultimate trend rate of 5% in 2022. The effect of increasing or decreasing the health care cost trend rates by one percentage point would increase the health benefit obligation by approximately $48,713 or decrease the health benefit obligation by approximately $42,036 and increase or decrease the plan expense by approximately $15,000.

The estimated future benefit payments under the postretirement health benefit plan for each of the five succeeding years are $0.1 million, $0.1 million, $0.1 million, $0.1 million and $0.2 million and for the five-year period thereafter an aggregate of $0.9 million.

Financial Security Defined Benefit Plans.    The amount of financial security plan benefit expense and the projected financial security plan benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 4.35% in 2014 and 4.30% in 2013. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The financial security defined benefit plans were amended during the second quarter of fiscal year 2013. This amendment provides that effective December 31, 2012, the plans were frozen.

The amount of financial security plan benefit expense for the year ended May 31 was as follows:

In thousands	2014	2013	2012
Service cost	$2,145	$2,370	$2,147
Interest cost	2,435	2,364	2,517
Recognized actuarial loss (gain)	888	(38)	4,366

	$5,468	$4,696	$9,030

The following provides a reconciliation of the financial security plan benefit obligation.

In thousands	2014	2013
Change in projected benefit obligation
Benefit obligation at beginning of year	$55,603	$54,230
Service cost	2,145	2,370
Interest cost	2,435	2,364
Recognized actuarial loss (gain)	888	(38)
Benefits paid	(3,826)	(3,323)

Benefit obligation at end of year	$57,245	$55,603

Funded status at end of year	$(57,245)	$(55,603)

The financial security plans are unfunded and benefits are paid as they become due. The estimated future benefit payments under the plans for each of the five succeeding years are $3.8 million, $4.4 million, $4.5 million, $4.5 million and $4.6 million and for the five-year period thereafter an aggregate of $20.8 million.

Defined Contribution Plans.    Substantially all of our employees are covered by a series of defined contribution retirement plans. The amount of expense charged to employee benefit cost for these plans was less than $0.1 million in 2014, $0.5 million in 2013 and $1.2 million in 2012.

9.    Income Taxes

The income tax provision (benefit) from continuing operations are composed of:

In thousands	2014	2013	2012
Current	$(2,296)	$(110)	$964
Deferred	660	(13,656)	(2,605)

	$(1,636)	$(13,766)	$(1,641)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of income taxes from continuing operations at the federal statutory rate to the preceding benefit follows:

In thousands	2014	2013	2012
Taxes at statutory rate	$(11,701)	$(8,491)	$100
Additional statutory depletion	(5,060)	(2,967)	(2,485)
State income taxes	818	(347)	519
Nontaxable insurance benefits	(1,694)	(1,317)	(1,219)
Stock-based compensation	(198)	(501)	823
Valuation allowance	17,923	—	—
Other—net	(1,724)	(143)	621

	$(1,636)	$(13,766)	$(1,641)

The components of the net deferred tax asset at May 31 are summarized below.

In thousands	2014	2013
Deferred tax assets
Deferred compensation	$21,258	$20,832
Inventory costs	3,524	11,231
Accrued expenses not currently tax deductible	10,840	8,092
Transaction costs	2,837	—
Pension and other postretirement benefits	6,046	7,493
Alternative minimum tax credit carryforward	28,808	28,808
Net operating loss carryforward	182,252	148,020
Other	8,945	7,412

Total deferred tax assets	264,510	231,888
Valuation allowance	(22,141)	(3,639)

Net deferred tax assets	242,369	228,249
Deferred tax liabilities
Property, plant and equipment	211,446	196,220
Goodwill	1,077	457
Deferred real estate gains	22,231	20,044
Other	3,939	4,824

Total deferred tax liabilities	238,693	221,545

Net deferred tax asset	3,676	6,704
Less current deferred tax asset	12,081	18,774

Long-term deferred tax liability	$(8,405)	$(12,070)

We made income tax payments of $0.7 million in 2014, $0.5 million in 2013 and $0.4 million in 2012, and received income tax refunds of $0.5 million in 2014, $0.3 million in 2013 and $0.1 million in 2012.

As of May 31, 2014, we had an alternative minimum tax credit carryforward of $28.8 million. The credit, which does not expire, is available for offset against future regular federal income tax. We had $510.6 million in federal net operating loss carryforwards, which includes the benefit from excess stock option deductions that are not included in the net operating loss carryforward deferred tax asset. The federal net operating losses, which begin to expire in 2030, may be carried forward twenty years and offset against future federal taxable income. We had

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$124.1 million in state net operating loss carryforwards which includes the benefit from excess stock option deductions that are not included in the net operating loss carryforward deferred tax asset. The state net operating losses, which begin to expire in 2014, may be carried forward from five to twenty years depending on the state jurisdiction.

Under special tax rules, the “Section 382 Limitation”, cumulative stock ownership changes among material shareholders exceeding fifty percent during a three-year period can potentially limit a company’s future use of net operating losses, tax credits and certain “built-in losses” or deductions (tax attributes). The Section 382 Limitation may be increased by certain “built-in gains” as provided by current IRS guidance. We had an ownership change in 2009. However, Management does not believe the Section 382 Limitation impacts the recorded value of deferred taxes or realization of our tax attributes.

Management reviews our deferred tax position and in particular our deferred tax assets whenever circumstances indicate that the assets may not be realized in the future and records a valuation allowance unless such deferred tax assets are deemed more likely than not to be recoverable. The ultimate realization of these deferred tax assets depends upon various factors including the generation of taxable income during future periods. The Company’s deferred tax assets exceeded deferred tax liabilities as of May 31, 2014 and 2013, respectively. Management has concluded that the sources of taxable income we are permitted to consider do not more likely than not assure the realization of the entire amount of our net deferred tax assets. Accordingly, a valuation allowance is required due to the uncertainty of realizing the deferred tax assets. We have $22.1 million in valuation allowances recorded against our net deferred tax assets as of May 31, 2014.

The amount of income tax we pay is subject to ongoing audits by federal and state authorities which may result in proposed assessments. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of a matter differs from the amounts recorded, such difference generally will impact our provision for income taxes in the period that includes its final resolution. Reserves for uncertain tax positions including related interest and penalties were not material at May 31, 2014 or 2013.

In addition to our federal income tax return, we file income tax returns in various state jurisdictions. We are no longer subject to income tax examinations by federal and state tax authorities for years prior to 2009. The Internal Revenue Service completed their review in fiscal 2013 of our federal income tax returns for 2007 through 2010 resulting in no adjustments.

10.    Legal Proceedings and Contingent Liabilities

In February 2014, following the announcement of the proposed merger between the Company and Martin Marietta Materials, Inc. (“Martin Marietta”), a purported stockholder of the Company filed a putative class action lawsuit against the Company and members of its board, and against Martin Marietta and one of its affiliates, in the United States District Court for the Northern District of Texas, captioned Maxine Phillips, Individually and on Behalf of all Others Similarly Situated v. Texas Industries, Inc., et al., Case 3:14-cv-00740-B. The plaintiff alleges in an amended complaint, among other things, (i) that members of the Company’s board breached their fiduciary duties to stockholders by failing to fully disclose material information regarding the proposed transaction and by adopting the merger agreement for inadequate consideration

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and pursuant to an inadequate process, (ii) that Martin Marietta and one of its affiliates aided and abetted the Company’s board in their alleged breaches of fiduciary duty, and (iii) that the registration statement filed with the Securities and Exchange Commission in connection with the merger contains certain material misstatements and omissions in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934. The plaintiff seeks, among other things, injunctive relief enjoining the Company and Martin Marietta from proceeding with the merger, rescission in the event that the merger is consummated, damages and an award of attorneys’ fees and other fees and costs. The Company believes that the claims are without merit.

We are subject to federal, state and local environmental laws, regulations and permits concerning, among other matters, air emissions and wastewater discharge. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our operations have injured them or their property. It is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

In March 2008, the South Coast Air Quality Management District, or SCAQMD, informed one of our subsidiaries, Riverside Cement Company “Riverside”, that it believed that operations at the Crestmore cement plant in Riverside, California caused the level of hexavalent chromium, or chrome 6, in the air in the vicinity of the plant to be elevated above ambient air levels. Chrome 6 has been identified by the State of California as a carcinogen. Riverside immediately began taking steps, in addition to its normal dust control procedures, to reduce dust from plant operations and eliminate the use of open clinker stockpiles. In February 2008, the SCAQMD placed an air monitoring station at the downwind property line closest to the open clinker stockpiles. In the SCAQMD’s first public report of the results of its monitoring, over the period of February 12 to April 9, 2008, the average level of chrome 6 was 2.43 nanograms per cubic meter, or ng/m³. Since that time, the average level has decreased. The average levels of chrome 6 reported by the SCAQMD at all of the air monitoring stations in areas around the plant, including the station at the property line, are below 1.0 ng/m³ over the entire period of time it has operated the stations. The SCAQMD compared the level of exposure at the air monitor on our property line with the following employee exposure standards established by regulatory agencies:

Occupational Safety and Health Administration	5,000 ng/m³
National Institute for Occupational Safety and Health	1,000 ng/m³
California Environmental Protection Agency	200 ng/m³

In public meetings conducted by the SCAQMD, it stated that the risk of long term exposure immediately adjacent to the plant is similar to living close to a busy freeway or rail yard, and it estimated an increased risk of 250 to 500 cancers per one million people, assuming continuous exposure for 70 years. Riverside has not determined how this particular risk number was calculated by SCAQMD. However, the Riverside Press Enterprise reported in a May 30, 2008 story that “John Morgan, a public health and epidemiology professor at Loma Linda University, said he looked at cancer cases reported from 1996 to 2005 in the census tract nearest the plant and found no excess cases. That includes lung cancer, which is associated with exposure to hexavalent chromium.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In late April 2008, a lawsuit was filed in Riverside County Superior Court of the State of California styled Virginia Shellman, et al. v. Riverside Cement Holdings Company, et al . The lawsuit against three of our subsidiaries purports to be a class action complaint for medical monitoring for a putative class defined as individuals who were allegedly exposed to chrome 6 emissions from our Crestmore cement plant. The complaint alleges an increased risk of future illness due to the exposure to chrome 6 and other toxic chemicals. The suit requests, among other things, establishment and funding of a medical testing and monitoring program for the class until their exposure to chrome 6 is no longer a threat to their health, as well as punitive and exemplary damages.

Since the Shellman lawsuit was filed, five additional putative class action lawsuits have been filed in the same court. The putative class in each of these cases is the same as or a subset of the putative class in the Shellman case, and the allegations and requests for relief are similar to those in the Shellman case. As a consequence, the court has stayed four of these lawsuits until the Shellman lawsuit is finally determined.

Since August 2008, additional lawsuits have been filed in the same court against Texas Industries, Inc. or one or more of our subsidiaries containing allegations of personal injury and wrongful death by approximately 3,000 individual plaintiffs who were allegedly exposed to chrome 6 and other toxic or harmful substances in the air, water and soil caused by emissions from the Crestmore plant. The court has dismissed Texas Industries, Inc. from the suits, and our subsidiaries operating in Texas have been dismissed by agreement with the plaintiffs. Most of our subsidiaries operating in California remain as defendants. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 2,000 plaintiffs.

Since January 2009, additional lawsuits have been filed against Texas Industries, Inc. or one or more of our subsidiaries in the same court involving similar allegations, causes of action and requests for relief, but with respect to our Oro Grande, California cement plant instead of the Crestmore plant. The suits involve approximately 300 individual plaintiffs. Texas Industries, Inc. and our subsidiaries operating in Texas have been similarly dismissed from these suits. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 250 plaintiffs. Prior to the filing of the lawsuits, the air quality management district in whose jurisdiction the plant lies conducted air sampling from locations around the plant. None of the samples contained chrome 6 levels above 1.0 ng/m³.

The plaintiffs allege causes of action that are similar from suit to suit. Following dismissal of certain causes of action by the court and amendments by the plaintiffs, the remaining causes of action typically include, among other things, negligence, intentional and negligent infliction of emotional distress, trespass, public and private nuisance, strict liability, willful misconduct, fraudulent concealment, unfair business practices, wrongful death and loss of consortium. The plaintiffs generally request, among other things, general and punitive damages, medical expenses, loss of earnings, property damages and medical monitoring costs. At the date of this report, none of the plaintiffs in these cases has alleged in their pleadings any specific amount or range of damages. Some of the suits include additional defendants, such as the owner of another cement plant located approximately four miles from the Crestmore plant or former owners of the Crestmore and Oro Grande plants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Discovery is proceeding in all of the suits, and the trial for the claims of 14 of the individual plaintiffs is currently scheduled to begin in January, 2015. No trial date has been set in the class action suits or for other individual plantiffs. We are vigorously defending all of these suits but we cannot predict what liability, if any, could arise from them. We also cannot predict whether any other suits may be filed against us alleging damages due to injuries to persons or property caused by claimed exposure to chrome 6.

We are defendants in other lawsuits that arose in the ordinary course of business. In our judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on our consolidated financial position or results of operations.

11.    Business Segments

We have three business segments: cement, aggregates and concrete. Our business segments are managed separately along product lines. Through the cement segment we produce and sell gray portland cement as our principal product, as well as specialty cements. Through the aggregates segment we produce and sell stone, sand and gravel as our principal products. Previously, the aggregates segment included our expanded shale and clay lightweight aggregates which has been classified as discontinued operations in the current period and all prior periods. Therefore, amounts for these operations are not included in the information presented below. Through the concrete segment we produce and sell ready-mix concrete as our principal product. We account for intersegment sales at market prices. Segment operating profit consists of net sales less operating costs and expenses. Corporate includes those administrative, financial, legal, human resources, environmental and real estate activities which are not allocated to operations and are excluded from segment operating profit. Identifiable assets by segment are those assets that are used in each segment’s operation. Corporate assets consist primarily of cash and cash equivalents, real estate and other financial assets not identified with a business segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of operating results and certain other financial data for our business segments.

In thousands	2014	2013	2012
Net sales
Cement
Sales to external customers	$373,808	$336,614	$268,886
Intersegment sales	74,313	44,890	46,407
Aggregates
Sales to external customers	140,526	128,901	96,212
Intersegment sales	49,145	26,705	21,145
Concrete
Sales to external customers	397,798	231,566	229,007
Intersegment sales	118	162	2,721
Eliminations	(123,576)	(71,757)	(70,273)

Total net sales	$912,132	$697,081	$594,105

Segment operating profit
Cement	$40,448	$44,062	$20,488
Aggregates	25,701	14,443	25,370
Concrete	12,882	(10,132)	25,035

Total segment operating profit	79,031	48,373	70,893
Corporate	(35,239)	(39,826)	(35,771)
Merger charges	(7,690)	—	—
Interest	(69,533)	(32,807)	(34,835)

Income (loss) from continuing operations before income taxes	$(33,431)	$(24,260)	$287

Identifiable assets
Cement	$1,157,369	$1,174,879	$1,135,336
Aggregates	156,021	168,255	219,074
Concrete	196,565	182,839	90,717
Corporate	115,919	109,852	131,801

Total assets	$1,625,874	$1,635,825	$1,576,928

Depreciation, depletion and amortization
Cement	$52,204	$35,219	$35,078
Aggregates	11,054	13,053	14,231
Concrete	13,087	9,353	8,981
Corporate	1,086	988	1,148

Total depreciation, depletion and amortization	$77,431	$58,613	$59,438

Capital expenditures
Cement	$19,508	$77,793	$78,618
Aggregates	6,052	4,298	20,979
Concrete	4,086	8,820	4,569
Corporate	4,432	1,607	1,817

Total capital expenditures	$34,078	$92,518	$105,983

Net sales by product
Cement	$338,472	$301,106	$232,007
Stone, sand and gravel	92,241	83,333	64,393
Ready-mix concrete	397,332	231,195	182,418
Other products	11,541	10,758	50,409
Delivery fees	72,546	70,689	64,878

Total net sales	$912,132	$697,081	$594,105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All sales were made in the United States during the periods presented with no single customer representing more than ten percent of sales.

Cement segment operating profit includes a gain from the sales of emission credits associated with our Crestmore cement plant in Riverside, California of $2.5 million in 2012.

Concrete operating profit includes a gain of $2.2 million in 2014 and $1.6 million in 2012 from the exchange of certain ready-mix operations in Houston, Texas for ready-mix and aggregates operations that serve the Austin, Texas metropolitan market.

Corporate operating profit includes a gain of $6.0 million from the sale of real estate land.

Operating profit includes $2.0 million in restructuring charges in 2012, including $1.1 million associated with our cement operations, $0.4 million associated with our aggregate operations, $0.5 million associated with our ready-mix concrete operations. An additional $1.2 million in restructuring charges in 2012 is associated with our corporate activities.

Capital expenditures in connection with the expansion of our Hunter, Texas cement plant for the year ended May 31, 2014 were $7.1 million consisting solely of interest paid that was capitalized in the prior year period ended May 31, 2013. Capital expenditures incurred in connection with the expansion of our Hunter, Texas cement plant was $75.3 million in 2013 and $72.9 million in 2012 of which $38.5 million in 2013 and $32.3 million in 2012 was capitalized interest paid.

Capital expenditures for normal replacement and upgrades of existing equipment and acquisitions to sustain existing operations were $34.1 million in 2014, $25.4 million in 2013 and $33.4 million in 2012, of which $18.0 million was incurred to acquire aggregate reserves in 2012.

All of our identifiable assets are located in the United States.

12.    Merger Agreement

On January 27, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Martin Marietta and Project Holdings, Inc. (“Merger Sub”), a wholly owned subsidiary of Martin Marietta. Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Martin Marietta. At the effective time of the merger, each outstanding share of Company common stock will be exchanged for 0.70 of a share of Martin Marietta common stock. The Merger Agreement was unanimously approved by the Boards of Directors of the Company and Martin Marietta.

The Merger Agreement was approved on June 26, 2014 by the U.S. Department of Justice resulting in the termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. As a result of the approval, Martin Marietta will divest two rail yards in Texas, and an aggregate quarry in Oklahoma. The Company does not believe this divestment to have a material effect on the Merger.

On June 30, 2014, the shareholders of the Company voted unanimously to approve the Merger Agreement. Also, on June 30, 2014, the shareholders of Martin Marietta voted unanimously to approve the issuance of Martin Marietta common stock to the Company shareholders in accordance with the Merger Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company and Martin Marietta have now received all the necessary approvals and expect the merger to close promptly.

13.    Subsequent Events

The Company evaluated subsequent events through July 1, 2014, the date the accompanying consolidated financial statements were issued.

Following the announcement of the proposed merger between Martin Marietta and TXI, a purported stockholder of Martin Marietta filed a putative class action lawsuit against Martin Marietta and members of the Martin Marietta board, and against TXI, collectively the Defendants, in the Supreme Court of the State of New York, County of New, captioned City Trading Fund, on Behalf of Itself and All Others Similarly Situated v. C. Howard Nye, et at., Index No. 651668/2014. The plaintiff alleges that Martin Marietta and its board members breached their fiduciary duties by failing to disclose material information in the joint proxy statement/prospectus filed by Martin Marietta and TXI for the merger between them, and that TXI aided and abetted such breach. The plaintiff seeks, among other things, injunctive relief enjoining TXI and Martin Marietta from proceeding with the merger absent additional disclosures, damages and an award of attorneys’ and other fees and costs.

In June 2014, counsel for the Defendants pertaining to two separate lawsuits (filed February 2014 and June 2014) related to the merger, entered into the memorandums of understanding (the “MOU”) with the plaintiffs pursuant to which Martin Marietta and TXI have agreed to make certain disclosures concerning the merger. In addition, the MOUs provide that, subject to approval by the Court after notice to the members of each plaintiff class (the “Class Members”), the lawsuits will be dismissed with prejudice and all claims, including derivative claims, that the Class Members may possess with regard to the merger will be released. In connection with the settlements, the plaintiffs’ counsel have expressed their intention to seek an award by the court of attorneys’ fees and expenses. The amount for attorneys’ fees and expenses is unknown at this time but the Company’s belief is it will not have a material adverse effect on its financial condition.

Martin Marietta intends to refinance the Company’s 9.25% senior notes prior to August 14, 2015, resulting in a make whole premium in accordance with the terms of the Indenture.

The Company will be liable for certain contingent fees due to its investment bankers of an additional $14.4 million and to its attorneys an additional $2.5 million upon the closing of the merger with Martin Marietta, which have not been accrued in the Company’s consolidated balance sheet as of May 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following is a summary of quarterly financial information (in thousands except per share).

2014	Aug.	Nov.	Feb.	May
Net sales	$233,082	$208,892	$207,828	$262,330
Gross profit	30,666	14,157	11,993	43,814
Net income (loss) from continuing operations	429	(17,640)	(21,769)	7,185
Net income from discontinued operations	—	—	—	1,347
Net income (loss)	429	(17,640)	(21,769)	8,532
Net income (loss) per share from continuing operations:
Basic earnings (loss) per share	$0.02	$(0.62)	$(0.76)	$0.25
Diluted earnings (loss) per share	$0.01	$(0.62)	$(0.76)	$0.24
Net income from discontinued operations:
Basic earnings per share	$—	$—	$—	$0.05
Diluted earnings per share	$—	$—	$—	$0.05
Net income (loss):
Basic earnings (loss) per share	$0.02	$(0.62)	$(0.76)	$0.30
Diluted earnings (loss) per share	$0.01	$(0.62)	$(0.76)	$0.29

2013	Aug.	Nov.	Feb.	May
Net sales	$174,523	$167,693	$141,359	$213,506
Gross profit	15,200	11,754	12,324	28,000
Net income (loss) from continuing operations	(7,396)	(10,189)	(8,513)	15,604
Net income from discontinued operations	4,738	(933)	2,699	28,540
Net income (loss)(1)	(2,658)	(11,122)	(5,814)	44,144
Net income (loss) per share from continuing operations:
Basic earnings (loss) per share	$(0.26)	$(0.36)	$(0.30)	$0.55
Diluted earnings (loss) per share	$(0.26)	$(0.36)	$(0.30)	$0.55
Net income (loss) from discontinued operations:
Basic earnings (loss) per share	$0.18	$(0.04)	$0.10	$1.00
Diluted earnings (loss) per share	$0.18	$(0.04)	$0.10	$0.99
Net income (loss):
Basic earnings (loss) per share	$(0.08)	$(0.40)	$(0.20)	$1.55
Diluted earnings (loss) per share	$(0.08)	$(0.40)	$(0.20)	$1.54

(1)	During the May 2013 quarter, we entered into an asset exchange transaction that resulted in the recognition of a gain of $41.1 million reported in our aggregate segment.

Martin Marietta

Materials, Inc.

Offer to Exchange up to $300,000,000 Floating Rate

Senior Notes due 2017 for a Like Principal Amount of Floating Rate Senior Notes due 2017 which are registered under the Securities Act of 1933

Offer to Exchange up to $400,000,000 4.250%

Senior Notes due 2024 for a Like Principal Amount of 4.250%

Senior Notes due 2024 which are registered under

the Securities Act of 1933

PROSPECTUS

November 19, 2014